SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549

                             FORM 10

            GENERAL FORM FOR REGISTRATION OF SECURITIES
               PURSUANT TO SECTION 12(b) OR 12(g) OF
                THE SECURITIES EXCHANGE ACT OF 1934

                  QUESTAR MARKET RESOURCES, INC.
      (Exact name of registrant as specified in its charter)


          UTAH
(State or other jurisdiction of
incorporation or organization)

180 East 100 South
P.O. Box 45601
Salt Lake City, Utah 84145-0601
                    (Zip Code)
(Address of principal executive
offices)

87-0287750
(I.R.S. Employer
Identification No.)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:  (801) 324-5202

 SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:


TITLE OF EACH CLASS TO BE SO REGISTERED

NONE

NAME OF EACH EXCHANGE ON WHICH EACH CLASS IS TO BE REGISTERED

NONE

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

COMMON STOCK, $1.00 PAR VALUE
(Title of class)

REGISTRANT MEETS THE CONDITIONS SET FORTH IN GENERAL INSTRUCTIONS J 1(a) AND (b) OF FORM 10-K AND IS THEREFORE FILING THIS FORM WITH
THE REDUCED DISCLOSURE FORMAT.


 TABLE OF CONTENTS

Page
Item 1.  Business
Item 2.  Financial Information
Item 3.  Properties
Item 4.  Security Ownership of Certain Beneficial Owners and Management
Item 5.  Directors and Executive Officers
Item 6.  Executive Compensation
Item 7.  Certain Relationships and Related Transactions
Item 8.  Legal Proceedings
Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters
Item 10. Recent Sales of Unregistered Securities
Item 11. Description of Registrant's Securities to be Registered
Item 12. Indemnification of Officers and Directors
Item 13. Financial Statements and Supplementary Data
Item 14. Changes in and Disagreements with Accountants and Financial
          Disclosure
Item 15. Financial Statements and Exhibits

CERTAIN DEFINITIONS

As used herein, the following terms have the specific meanings set out: "Bbl" means barrel. "MBbl" means thousand barrels. "MMBbl" means million barrels. "Oil" includes crude oil and condensate.
"NGL" means natural gas liquids. "Mcf" means thousand cubic feet. "MMcf" means million cubic feet. "Bcf" means billion cubic feet. "MMBtu" means million British thermal units, a measure of heating value. "Dth" means decatherm (one decatherm equals one MMBtu).
"MDth" means thousand decatherms. "MMDth" means million decatherms. "Mcfe" means thousand cubic feet of natural gas equivalents. "Bcfe" means billion cubic feet of natural gas equivalents. (Oil volumes are converted to natural gas equivalents using the ratio of one barrel of crude oil to six Mcf of natural gas). Unless otherwise indicated, natural gas volumes are stated at the official temperature and pressure basis of the area in which the reserves are located.

With respect to information concerning the Company's working interests in wells or drilling locations, "gross" natural gas and oil wells or "gross" acres is the number of wells or acres in which the Company has an interest, and "net" gas and oil wells or "net" acres are determined by multiplying "gross" wells or acres by the Company's working interest in those wells or acres. A working interest in an oil and natural gas lease is an interest that gives the owner the right to drill, produce, and conduct operating activities on the property and to receive a share of production of any hydrocarbons covered by the lease. A working interest in an oil and gas lease also entitles its owner to a proportionate interest in any well located on the lands covered by the lease, subject to all royalties, overriding royalties and other burdens, to all costs and expenses of exploration, development and operation of any well located on the lease, and to all risks in connection therewith.


A "development well" is a well drilled as an additional well to the same horizon or horizons as other producing wells on a prospect, or a well drilled on a spacing unit adjacent to a spacing unit with an existing well capable of commercial production and which is intended to extend the proven limits of a prospect. An "exploratory well" is a well drilled to find commercially productive hydrocarbons in an unproved area, or to extend significantly a known prospect.

"Proved reserves" means those quantities of natural gas and crude oil, condensate and natural gas liquids on a net revenue interest basis, which geological and engineering data demonstrate with reasonable certainly to be recoverable under existing economic and operating conditions. "Proved developed reserves" include proved developed producing reserves and proved developed behind-pipe reserves. "Proved developed producing reserves" include only those reserves expected to be recovered from existing completion intervals in existing wells. "Proved undeveloped reserves" includes those reserves expected to be recovered from new wells on proved undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Form includes "forward-looking statements" within the meaning of
Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included or incorporated by reference in this Form, including, without limitation, statements regarding the Company's future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "could", "expect", "intend", "project", "estimate", "anticipate", "believe", "forecast", or "continue" or the negative thereof or variations thereon or similar terminology. Although these statements are made in good faith and are reasonable representations of the Company's expected performance at the time, actual results may vary from management's stated expectations and projections due to a variety of factors.

Important assumptions and other significant factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements include changes in general economic conditions, gas and oil prices and supplies, competition, regulation of the Wexpro settlement agreement, availability of gas and oil properties for sale or for exploration and other factors beyond the control of the Company. These other factors include the rate of inflation, the weather and other natural phenomena, the effect of accounting policies issued periodically by accounting standard-setting bodies, and adverse changes in the business or financial condition of the Company.

The Company does not undertake an obligation to update forward-looking information contained herein or elsewhere to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking information.

ITEM 1.  BUSINESS

General

Questar Market Resources Inc. (the "Company" or "QMR", which reference shall include the Company's wholly-owned subsidiaries) is a wholly-owned subsidiary of Questar Corporation. Questar Corporation ("Questar") is a publicly traded (NYSE: STR) diversified natural gas company with two principal business units - Market Resources and Regulated Services.

QMR and its subsidiaries comprise the Market Resources unit of Questar and as such engage in oil and gas exploration, development and production; gas gathering and processing; wholesale gas, electricity, and hydrocarbon liquids trading; and the acquisition of producing oil and gas properties. As noted in the following Questar organization chart, QMR is a subholding company of Questar that conducts its activities through Questar Exploration and Production Company ("Questar E&P") and its Canadian subsidiaries Celsius Energy Resources Ltd. ("Celsius Ltd.") and Canor Energy Ltd. ("Canor"); Wexpro Company ("Wexpro"); Questar Gas Management Company ("QGM"); and Questar Energy Trading Company ("Questar Energy Trading").

Questar Corporation

     Questar InfoComm, Inc. (Information Services)

     Questar Market Resources, Inc. (Subholding Company)
          Wexpro Company (Manages and develops cost-of-service
            properties for Questar Gas)
          Questar Exploration and Production Company (Exploration
            and Production)
          Celsius Energy Resources Ltd. and Canor Energy Ltd.
             (Exploration & Production - Canada)
          Questar Energy Trading Company (Wholesale Energy Trading) Questar Gas Management Company (Gathering and Processing)

     Questar Regulated Services Company (Subholding Company)
          Questar Gas Company (Retail Distribution)
          Questar Pipeline Company (Transportation and Storage)

Management of Questar has identified QMR as the primary growth area within Questar's business strategy. Questar expects to spend 70% of its capital budget funds over the next five years on non-regulated activities, primarily within QMR, to expand reserves through drilling and acquisitions and to enlarge its infrastructure of gathering systems, processing plants, header facilities, and nonregulated storage facilities. Management of QMR believes that the diversity of the activities pursued by QMR enhances its basic strategy to pursue complementary growth. As the exploration and production companies find or acquire new reserves, QGM should have more opportunities to expand gathering and processing activities, and Questar Energy Trading should have more physical production to support its marketing programs.

Business Strategy

QMR believes it can best meet and balance the expectations of its parent and fixed income investors by pursuing the following strategies in its business:

      -  achieve a prudent, disciplined program to grow reserves
      - provide stakeholder value performance in both the short and long term
      - employ hedging and other risk management tools to manage cyclicality
      - maintain a strong balance sheet that permits prudent growth opportunities
      -  maintain a portfolio of quality drilling prospects
      - identify and divest non-core and marginal assets and activities
      -  proactively avoid litigation risks
      -  employ technology and proven innovations to reduce costs

Oil and Gas Exploration and Production - Questar E&P and Celsius Ltd.

Together, QMR's exploration and production ("E&P") subsidiaries form a unique E&P group that conducts a blended program of low-cost development drilling, low-risk reserve acquisition, and high-quality exploration. The E&P group also maintains a geographical balance and diversity, while concentrating its activities in core areas in which it has accumulated geologic knowledge and developed significant management expertise. Core areas of activity include the Rocky Mountain Region of Wyoming and Colorado; the Mid-Continent Region of Oklahoma, the Texas Panhandle, East Texas, and the Upper Gulf Coast; the Southwest Region of northwest New Mexico and southwest Colorado; and the Western Canada Sedimentary Basin located primarily in the Canadian province of Alberta.

At December 31, 1999, the Company had proved noncost-of-service reserves (i.e., excluding cost-of-service reserves of Questar Gas Company, an affiliate of the Company ("Questar Gas")) of 612.9 Bcfe of natural gas, crude oil and natural gas liquids. On an energy equivalent basis ratio of six Mcf of natural gas to one Bbl of crude oil or natural gas liquids, natural gas comprised 84% of total noncost-of-service proved reserves. Proved developed reserves comprised 85% of the total noncost-of-service proved reserves on an energy equivalent basis.

A detailed description of the Company's proved reserves and their geographic diversity can be found under "Item 3. Properties."

Development and Production - Wexpro

QMR conducts development drilling and provides production services to Questar Gas through Wexpro. Wexpro was incorporated in 1976 as a subsidiary of Questar Gas. Questar Gas' efforts to transfer producing properties and leasehold acreage to Wexpro resulted in protracted regulatory proceedings and legal adjudications that ended with a court-approved settlement agreement that was effective August 1, 1981. A summary of the Wexpro settlement agreement is contained in Note 9 of the Notes to Consolidated Financial Statements under Item 13 of this Form 10. Ownership of Wexpro was moved from Questar Gas to QMR in 1982.

Wexpro, unlike QMR's other E&P companies, generally does not conduct exploratory operations and does not acquire leasehold acreage for exploration activities. It conducts oil and gas development and production activities on certain producing properties located in the Rocky Mountain region under the terms of the settlement agreement. Wexpro produces gas from specified properties for Questar Gas and is reimbursed for its costs plus a return on its investment. In connection with its operations under the settlement agreement, Wexpro charges Questar Gas for its cost plus a specified rate of return (18.9% after tax at the end of 1999 and adjusted annually based on a specified formula) on its net investment in such properties adjusted for working capital and deferred taxes. Under the terms of the settlement agreement, Wexpro bears all dry hole costs. The settlement agreement is monitored by the Utah Division of Public Utilities, the staff of the Public Service Commission of Wyoming ("PSCW"), and experts retained by those agencies.

The gas volumes produced by Wexpro for Questar Gas are reflected in the latter's rates at cost-of-service. Cost-of-service gas produced by Wexpro satisfied approximately 49% of Questar Gas' system requirements during 1999. Questar Gas relies upon Wexpro's drilling program to develop the properties from which the cost-of-service gas is produced. During 1999, the average wellhead cost of Questar Gas' cost-of-service gas was $1.50 per Dth, which is lower than Questar Gas' average price for field-purchased gas. To fulfill its obligations to Questar Gas under the settlement agreement, Wexpro must continue to be a prudent operator.

Wexpro participates in drilling activities in response to the demands of other working interest owners, to protect its rights, and to meet the needs of Questar Gas. Wexpro, in 1999, produced 38.9 Bcf of natural gas from Questar Gas' cost-of-service properties and added cost-of-service reserves of 52.5 Bcf through drilling activities and reserve estimate revisions.

Wexpro has an ownership interest in the wells and appurtenant facilities related to its oil reservoirs and in the wells and facilities that have been installed to develop and produce gas reservoirs described above since August 1, 1981.

Gathering and Processing - QGM

QGM conducts gathering and processing activities in the Rocky Mountain and Mid-Continent areas. Its activities are not subject to regulation by the Federal Energy Regulatory Commission ("FERC"). QGM was formed in 1993, as a wholly-owned subsidiary of Questar Pipeline Company, an affiliate of the Company ("Questar Pipeline"), to construct and operate the Blacks Fork Processing Plant in southwestern Wyoming. It expanded in 1996 when Questar Pipeline transferred its gathering assets and activities to QGM. In mid-1996, ownership of QGM was moved from Questar Pipeline to QMR and QGM acquired the processing plants that formerly belonged to Questar E&P.

QGM's gathering system, which consists of 1,400 miles of gathering lines, compressor stations, field dehydration plants, and measuring stations, was largely built to gather production from Questar Gas' cost-of-service properties. During 1999, QGM gathered 32.1 MMDth of natural gas for Questar Gas, compared to 29.9 MMDth in 1998, for which it received $4.7 million in demand charges in 1999 from Questar Gas. Under the terms of a contract that was assigned with the gathering assets from Questar Pipeline, QGM is obligated to gather Questar Gas' cost-of-service production for the life of the properties. QGM's total gas gathering volumes were 136.7 MMDth in 1999 compared to 120.5 MMDth in 1998.

QGM's gathering system was originally built as part of a regulated company. QGM now must operate in a different competitive environment. Often, new wells will have connections with more than one gathering system, and producers insist that gathering systems be tied to more than one pipeline.

In addition to gathering activities, QGM is also engaged in processing activities. It owns a 50% interest in the Blacks Fork Processing Plant, which has a daily capacity of 84 MMcf and may be expanded during 2000. This plant, which is located in southwestern Wyoming, strips liquids (e.g., ethane, butane) from natural gas volumes. QGM and Wexpro jointly own a new processing facility located in the Canyon Creek area of southwestern Wyoming that has an operating capacity of 45 MMcf per day. QGM also owns interests in other processing plants in the Rocky Mountain and Mid-Continent areas.

Wholesale Marketing - Questar Energy Trading

Questar Energy Trading conducts energy marketing activities. It combines gas volumes purchased from third parties and equity production (production that is produced by affiliates) to build a flexible and reliable portfolio. Questar Energy Trading aggregates supplies of natural gas for delivery to large customers, including industrial users, and other marketing entities. During 1999, Questar Energy Trading marketed a total of 101.1 MMDth of natural gas, 2.0 MMBbls of liquids, and 10,000 megawatt-hours of electricity and earned a gross profit margin of $4.1 million.

Questar Energy Trading uses derivatives as a risk management tool to provide price protection for physical transactions involving equity production and marketing transactions. Questar Energy Trading executes hedges for equity production on behalf of Questar E&P and does so with a variety of contracts for different periods of time. See "Item 2. Financial Information - Market Risk."

As a wholesale marketing entity, Questar Energy Trading concentrates on markets in the Pacific Northwest, Rocky Mountains, Midwest,
Southwest, California, and western Canada that are close to reserves owned by affiliates or accessible by major pipelines.

To sustain its activities in an increasingly competitive environment in which sellers and purchasers are becoming more sophisticated, Questar Energy Trading needs to expand its capabilities. Through a new limited liability company, it has filed an application with the FERC and obtained authorization to construct and operate a private storage reservoir in southwestern Wyoming adjacent to several interstate pipelines and is negotiating partnerships with electricity providers and others to obtain additional capability, expertise, and access to sophisticated information technology.

Relationship with Questar

QMR and Questar are parties to several agreements which govern different aspects of the QMR - Questar relationship. The more significant of these agreements are described below. Also see Note 8 of the Notes to Consolidated Financial Statements under Item 13 of this Form 10.

Tax Sharing Agreement with Questar -- Under a Tax Sharing Agreement with Questar, QMR's revenues and expenses are included in the consolidated Federal tax return of Questar. QMR files most of its State income tax returns on a separate basis. QMR is allocated Federal tax benefits and charges on the basis of statutory U.S. tax rates applied to the Company's taxable income or loss included in the consolidated returns. The benefits of general business credits, foreign tax credits and any other tax credits are utilized in computing current tax liability. QMR is paid for tax benefits generated and utilized in Questar's consolidated federal and state income tax returns, whether or not the Company would have been able to utilize these benefits on a separate tax return. Income tax assets or liabilities are settled on a quarterly basis.

Wexpro Settlement Agreement with Questar Gas -- Wexpro and Questar Gas are parties to the Wexpro Settlement Agreement. Wexpro's operations are subject to the terms of this agreement. The agreement became effective August 1, 1981, and sets forth the rights of Questar Gas' utility operations to share in the results of Wexpro's operations.
The agreement was approved by the Public Service Commission of Utah ("PSCU") and PSCW in 1981 and affirmed by the Supreme Court of Utah in 1983. Major provisions of the settlement agreement are as follows:

     a. Wexpro continues to hold and operate all oil-producing properties previously transferred from Questar Gas' nonutility accounts. The oil production from these properties is sold at market prices, with the revenues used to recover operating expenses and to give Wexpro a return on its investment. The after tax rate of return is adjusted annually and is approximately 13.7%. Any net income remaining after recovery of expenses and Wexpro's return on investment is divided between Wexpro and Questar Gas, with Wexpro retaining 46%.

     b. Wexpro conducts developmental oil drilling on productive oil properties and bears any costs of dry holes. Oil discovered from these properties is sold at market prices, with the revenues used to recover operating expenses and to give Wexpro a return on its investment in successful wells. The after tax rate of return is adjusted annually and is approximately 18.7%. Any net income remaining after recovery of expenses and Wexpro's return on investment is divided between Wexpro and Questar Gas, with Wexpro retaining 46%.

     c. Amounts received by Questar Gas from the sharing of Wexpro's oil income are used to reduce natural gas costs to utility customers.

     d. Wexpro conducts developmental gas drilling on productive gas properties and bears any costs of dry holes. Natural gas produced from successful drilling is owned by Questar Gas. Wexpro is reimbursed for the costs of producing the gas plus a return on its investment in successful wells. The after tax return allowed Wexpro is approximately 21.7%.

Wexpro operates natural gas properties owned by Questar Gas. Wexpro is reimbursed for its costs of operating these properties, including a rate of return on any investment it makes. This after tax rate of return is approximately 13.7%.

Transportation Agreements with Affiliates -- As an affiliate of QMR, Questar Pipeline transports natural gas produced from properties operated by Wexpro. Questar Pipeline also transports volumes of natural gas marketed by Questar Energy Trading, another QMR subsidiary.

Transfer of Gas Gathering Assets -- In 1996, Questar Pipeline transferred approximately $55 million of gas-gathering assets to its subsidiary QGM. QGM was subsequently transferred to QMR on July 1, 1996. The transaction was in the form of a stock dividend payable to Questar, which stock Questar contributed to QMR.

Government Regulation

QMR's operations are subject to various levels of government controls and regulation in the United States and Canada.

     United States Regulation. In the United States, legislation affecting the oil and gas industry has been pervasive and is subject to continuing review for amendment or expansion. Pursuant to such legislation, numerous federal, state and local departments and agencies have issued extensive rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for the failure to comply. Such laws and regulations have a significant impact on oil and gas drilling and production activities, increase the cost of doing business and, consequently, affect profitability. Inasmuch as new legislation affecting the oil and gas industry is commonplace and existing laws and regulations are frequently amended or reinterpreted, QMR is unable to predict the future cost or impact of complying with such laws and regulations.

     Exploration and Production. QMR's United States operations are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells; maintaining bonding requirements in order to drill or operate wells; submitting and implementing spill prevention plans; submitting notification relating to the presence, use and release of certain contaminants incidental to oil and gas operations; and regulating the location of wells, the method of drilling and casing wells, the use, transportation, storage and disposal of fluids and materials used in connection with drilling and production activities, surface usage and the restoration of properties upon which wells have been drilled, the plugging and abandoning of wells and the transporting of production. QMR's operations are also subject to various conservation matters, including the regulation of the size of drilling and spacing units or proration units, the number of wells which may be drilled in a unit, and the unitization or pooling of oil and gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases, which may make it more difficult to develop oil and gas properties. In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas, and impose certain requirements regarding the ratable purchase of production. The effect of these regulations is to limit the amounts of oil and gas QMR can produce from its wells and to limit the number of wells or the locations at which QMR can drill.

     Certain of QMR's oil and gas leases, including most of its leases in the San Juan Basin and many of the Company's leases in southeast New Mexico and Wyoming, are granted by the federal government and administered by various federal agencies. Such leases require compliance with detailed federal regulations and orders which regulate, among other matters, drilling and operations on lands covered by these leases, and calculation and disbursement of royalty payments to the federal government.

     Environmental and Occupational Regulations. Various federal, state and local laws and regulations concerning the discharge of contaminants into the environment, the generation, storage, transportation and disposal of contaminants or otherwise relating to the protection of public health, natural resources, wildlife and the environment may affect the Company's operations and costs. In particular, the Company's oil and gas exploration, development and production operations, its activities in connection with storage and transportation of liquid hydrocarbons, and its use of facilities for treating, processing, recovering or otherwise handling hydrocarbons and wastes therefrom are subject to environmental regulation by governmental authorities. Such regulation has increased the cost of planning, designing, drilling, installing, operating and abandoning the Company's oil and gas wells and other facilities. Additionally, these laws and regulations may impose substantial liabilities for the Company's failure to comply with them or for any contamination resulting from the Company's operations.
     QMR takes the issue of environmental stewardship very seriously and works diligently to comply with applicable environmental rules and regulations. Compliance with such laws and regulations has not had a material effect on the Company's operations or financial condition in the past. However, because environmental laws and regulations are becoming increasingly more stringent, there can be no assurances that such laws and regulations or any environmental law or regulation enacted in the future will not have a material effect on the Company's operations or financial condition.

     QMR is also subject to laws and regulations concerning occupational safety and health. Due to the continued changes in these laws and regulations, and their judicial construction, QMR is unable to predict with any reasonable degree of certainty its future costs of complying with these laws and regulations.

     Canadian Regulation. The oil and gas industry in Canada is subject to extensive controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulation will affect QMR's Canadian operations in a manner materially different than they would affect other oil and gas companies of similar size. The following are the most important areas of control and regulation.

     The North American Free Trade Agreement. The North American Free Trade Agreement ("NAFTA") which became effective on January 1, 1994, carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy exported relative to the supply of the energy resource; (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All parties to NAFTA are also prohibited from imposing minimum export or import price requirements.

     Royalties and Incentives.   Each province and the federal
     government of Canada have legislation and regulations governing land tenure, royalties, production rates and taxes, environmental protection and other matters under their respective jurisdictions. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the parties. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production with the royalty rate dependent in part upon prescribed reference prices, well productivity, geographical location, field discovery date and the type and quality of the petroleum product produced. From time to time, the governments of Canada, Alberta and British Columbia have also established incentive programs such as royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced recovery projects. These incentives generally have the effect of increasing the cash flow to the producer.

     Pricing and Marketing. The price of oil and natural gas sold is determined by negotiation between buyers and sellers. An order from the National Energy Board ("NEB") is required for oil exports from Canada. Any oil export to be made pursuant to an export contract of longer than one year, in the case of light crude, and two years, in the case of heavy crude, duration (up to 25 years) requires an exporter to obtain an export license from the NEB. The issue of such a license requires the approval of the Governor in Council. Natural gas exported from Canada is also subject to similar regulation by the NEB. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts in excess of two years must continue to meet certain criteria prescribed by the NEB. The governments of Alberta and British Columbia also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

     Environmental Regulation. The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties. QMR is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment. QMR's unreimbursed expenditures in 1999 concerning such matters were immaterial, but QMR cannot predict with any reasonable degree of certainty its future exposure concerning such matters.

     Investment Canada Act. The Investment Canada Act requires Government of Canada approval, in certain cases, of the acquisition of control of a Canadian business by an entity that is not controlled by Canadians. In certain circumstances, the acquisition of natural resource properties may be considered to be a transaction requiring such approval.

Insurance Coverage Maintained with Respect to Operations

Principally through shared arrangements with Questar, the Company maintains insurance policies covering its operations in amounts and areas of coverage normal for a company of its size in the oil and gas exploration and production industry. These include, but are not limited to, worker's compensation, employers' liability, automotive liability, certain environmental claims and general liability. In addition, umbrella liability and operator's extra expense policies are maintained. All such insurance is subject to normal deductible levels.

Competition

The oil and gas business is highly competitive. The Company faces competition in all aspects of its business, including, but not limited to acquiring reserves, leases, licenses and concessions; obtaining goods, services and labor needed to conduct its operations and manage the Company; and marketing its oil and gas. Intense competition occurs with respect to marketing, particularly of natural gas. The Company's competitors include multinational energy companies, other independent producers and individual producers and operators. Many competitors have greater financial and other resources than the Company.

Seasonal Nature of Business

Generally, but not always, the demand for natural gas decreases during the summer months and increases during the winter months. Seasonal anomalies such as mild winters sometimes lessen this fluctuation. In addition, pipelines, utilities, local distribution companies and industrial users utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer. This can also lessen seasonal demand fluctuations.

Natural Gas and Oil Marketing

The Company markets substantially all of its own natural gas and oil production. The revenues generated by the Company's operations are highly dependent upon the prices of, and demand for, oil and gas. The price received by the Company for its crude oil and natural gas depends upon numerous market factors, the majority of which are beyond the Company's control, including economic conditions in the United States and elsewhere, the world political situation, OPEC actions, and governmental regulation. The fluctuation in world oil prices continues to reflect market uncertainty regarding the balance of world demand for and supply of oil and gas. The fluctuation of natural gas prices reflects the seasonal swings of storage inventory, weather conditions, and increasing utilization of natural gas for electric generation as it affects overall demand. Decreases in the prices of oil and gas have had, and could have in the future, an adverse effect on the Company's development and exploration programs, proved reserves, revenues, profitability and cash flow. See "Item 2. Financial Information - Market Risk."

Customers

QMR sells its gas production to a variety of customers including pipelines, gas marketing firms, industrial users and local distribution companies. Existing gathering systems and interstate and intrastate pipelines are used to consummate gas sales and deliveries.

The principal customers for QMR's crude oil production are refiners, remarketers and other companies, some of which have pipeline facilities near the producing properties. In the event pipeline facilities are not conveniently available, crude oil is trucked to storage, refining or pipeline facilities.
Employees and Offices

As of March 15, 2000, the Company had 417 full-time employees. None of the Company's employees are represented by organized labor unions. The Company also engages, from time to time, independent consulting petroleum engineers, environmental professionals, geologists, geophysicists, landmen and attorneys on a fee basis.

The Company's executive offices are located at 180 East 100 South, P.
O. Box 45601, Salt Lake City, Utah 84145-0601, and its telephone number is (801) 324-2600. Regional operating offices are also maintained in Denver, Colorado; Oklahoma City, Oklahoma; Tulsa,
Oklahoma; Rock Springs, Wyoming; and Calgary, Alberta.

ITEM 2.  FINANCIAL INFORMATION

Selected Financial Data

The following table sets forth certain selected financial data of the Company for the five years ended December 31, 1999. This information should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this item, and the Consolidated Financial Statements and the notes thereto included in "Item 13. Financial Statements and Supplementary Data." The financial statements of QMR included in Item 13 of this Form 10 have been audited by Ernst & Young LLP, independent auditors, as experts in accounting and auditing. Information disclosed in the following table for the years ended December 31, 1996 and 1995 has not been audited.

                                     1999      1998      1997      1996     1995
                                                (In Thousands)
Revenues                            $498,311  $458,272  $523,640  $484,080  $309,466
Write-down of investment in oil
  and gas properties                            31,000     9,000
Operating income                      76,778    25,629    54,837    64,688    43,853
Debt expense                          17,363    12,631    10,882     8,699     6,323
Income from continuing operation      45,866    16,625    39,111    42,447    31,654
Net income                            45,866    16,162    38,090    42,125    31,654

Total assets                        $847,891  $815,153  $696,675  $696,754  $457,620
Short-term debt                       24,500   121,800    44,300    78,000    14,000
Long-term debt                       264,894   181,624   133,387   120,000    53,000
Common equity                        387,834   359,638   359,283   337,666   282,144

Net cash provided from operating
 activities                          141,245   127,513   136,935    83,309    79,596
Net cash used in investing
 activities                           94,858   246,693    81,306   184,453    17,606


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis addresses changes in the Company's financial condition and results of operations.

Results of Operations -

                                                 Year Ended December 31
                                           1999           1998           1997
                                                     (In Thousands)
Operating Income -
Revenues
     Natural gas sales                    $125,245       $98,767        $89,489
     Oil and natural gas liquids sales      41,521        36,722         53,722
     Cost-of-service gas operations         61,705        61,448         52,950
     Energy marketing                      243,296       234,565        297,413
     Gas gathering and processing           22,341        21,954         25,998
     Other                                   4,203         4,816          4,068

          Total revenues                   498,311       458,272        523,640

Operating expenses
     Energy purchases                     $239,201       $230,462      $291,851
     Operating and maintenance              79,916         73,763        72,958
     Depreciation and amortization          78,608         71,377        67,078
     Write-down of oil and gas properties                  31,000         9,000
     Other taxes                            21,516         24,988        25,569
     Oil-income sharing                      2,292          1,053         2,347

          Total operating expenses         421,533        432,643       468,803
            Operating income             $  76,778      $  25,629      $ 54,837


                                                     Year Ended December 31
                                               1999          1998          1997
                                                       (In Thousands)

Operating Statistics -
Production volumes
   Natural gas (in MMcf)                      62,712        51,309        47,442
   Oil and natural gas liquids (in MBbl)       2,866         2,894         2,938
Production revenue
     Natural gas (per Mcf)                  $   2.00      $   1.92      $   1.89
     Oil and natural gas liquids (per bbl)  $  14.49      $  12.69      $  18.29
Wexpro investment base,
     net of deferred income taxes
     (in Thousands)                         $108,890      $ 97,594      $ 72,867
Energy-marketing volumes
     (in thousands of equivalent Dth)        112,982       113,513       142,601
Natural gas-gathering volumes (in MDth)
     For unaffiliated customers               84,961        72,908        57,586
     For Questar Gas                          32,050        29,893        28,506
     For other affiliated customers           19,659        17,720        17,679

          Total gathering                    136,670       120,521       103,771

     Gathering revenue (per Dth)               $0.15         $0.16         $0.21

QMR's operating income increased 36% in 1999 compared with 1998 excluding a 1998 full cost write-down. Primary factors were an increase in gas production, higher commodity prices and an increase in the Wexpro investment base.

Revenues from natural gas sales were 27% higher in 1999 compared with 1998. Gas production rose 22% and selling prices were 4% higher.
Revenues from selling oil and natural gas liquids climbed 13% in 1999 due to a 14% increase in average selling prices.

QMR achieved a 132% reserve replacement ratio in 1999. Reserve additions, revisions and purchases amounted to 139 Bcfe with the largest part of the increased reserves coming through drilling results. QMR drilled 235 wells (93 net wells) in 1999, including Wexpro's cost of service drilling, with a 90% success rate. In 1999, QMR sold 34 Bcfe of nonstrategic reserves mostly in the Permian Basin and Kansas with combined daily production of 4.3 MMcf of gas and 1,100 barrels of oil. The sale proceeds reduced the full cost amortization rate in the fourth quarter of 1999. Reserve replacement in 1998 was 250% and 173 Bcfe, primarily the result of acquiring an estimated 150 Bcfe of proved oil and gas reserves, primarily in Oklahoma, as well as in Texas, Arkansas and Louisiana.

Wexpro's investment base, net of deferred income taxes, grew 12% to $108.9 million as of December 31, 1999, through its successful development drilling program. Wexpro's effective after-tax return on investment in those properties was 18.9% at the end of the year. A summary of the Wexpro settlement agreement is provided in Note 9 of the Notes to Consolidated Financial Statements under Item 13 of this Form 10.

QMR achieved a five-year average finding cost of $.85 per Mcfe, including cost-of-service reserves, in 1999 compared with $.93 per Mcfe in 1998.

During 1999, QMR had forward contracts in place on approximately 59% of its gas production at an average price of $2.03 per Mcf, net back to the well. Approximately 56% of oil production, excluding oil produced by Wexpro, was hedged at an average price of $15.02 per barrel, net back to the well, which was equivalent to $16.33 per barrel using the West Texas Intermediate benchmark. At December 31, 1999, approximately 52% of Company owned gas production in 2000 and 2001 was under hedging contracts with prices, net back to the well, between $2.15 and $2.23 per Mcf. Oil production in 2000 and 2001 is hedged at $17.22 to $17.67 per barrel, net back to the well, on approximately 84% of production excluding Wexpro.

A 31% drop in the average selling price of oil and NGL caused a $31 million write-down of oil and gas properties in the fourth quarter of 1998 under full-cost accounting rules. The write-down reduced income by $18.5 million after taxes. Revenues for QMR decreased 12% in 1998 compared with 1997, due primarily to lower marketing revenues and lower selling prices for oil and NGL. Natural gas production increased 8% primarily as a result of producing properties acquired in September 1998. Lower commodity prices in Canada caused a $6 million full-cost write-down in 1997 out of a total write-down of $9 million in 1997.

Revenues and product purchases for marketing activities increased 4% in 1999 compared with 1998 resulting in no change in the margin year to year. In 1999, the Company received refunds from pipelines as a result of orders issued by FERC. Marketing volumes were unchanged year to year.

Revenues from gas gathering and processing grew 2% in 1999. Gathering volumes increased 13% because of increased drilling and gas production in the Rocky Mountain region. A reduction in projected gathering-contract revenues caused a $3 million write-down of gathering assets in 1997 out of a total write-down of $9 million in 1997.

Operating and maintenance expenses increased 8% in 1999 primarily due to an increase in the number of gas and oil properties. Production costs in aggregate increased 10% in 1999 compared with 1998, but were 6% lower on an equivalent Mcf basis. The full-cost amortization rate decreased to $.80 per Mcfe for 1999, down from $.85 in 1998. However, depreciation and amortization expense increased 10% in 1999 because of higher gas production.

Debt expense was higher in 1999 and 1998 when compared with the corresponding prior year, because of higher levels of borrowings used to finance capital expansion.

The effective income tax rates were below the combined federal, state and foreign statutory rate of about 40% primarily due to tax credits for tight-sands gas production. Production tax credits of $5.3 million in 1999, $5.7 million in 1998, and $6.6 million in 1997 reduced income tax expenses.


Liquidity and Capital Resources -

Net cash flow provided from operating activities was sufficient to fund 1999 capital expenditures. In 1999, QMR refinanced reserve-based, long-term debt used to acquire gas and oil reserves in 1998. Capital expenditures amounted to $134.3 million in 1999.
Operating Activities:

                                        Year Ended December 31

                                      1999       1998        1997
                                          (In Thousands)

Net Income                         $  45,866  $  16,162   $  38,090

Non-cash transactions                 90,465    100,106     77,132

Changes in working capital             4,914      11,245    21,713

Net cash provided from operating   $ 141,245   $ 127,513  $ 136,935
  activities


Net cash provided from operating activities increased 11% in 1999 primarily due to higher net income. Cash flows from accounts receivable declined, representing increases in balances in 1999, due to higher commodity prices. The write-downs of oil and gas properties in both 1998 and 1997 and their effect on deferred income taxes were noncash transactions.

Investing Activities: Capital expenditures and other investing activities amounted to $134.3 million in 1999, $254.5 million in 1998, and $92.3 million is 1997. Following is a summary of capital expenditures for 1999 and 1998, and a forecast for 2000:

                                          Year Ended December 31

                                    2000 Forecast        1999          1998
                                               (In Thousands)
                                                                   <>C
Capital expenditures and other
  investing activities
     Exploratory drilling            $  15,797        $   1,538     $  5,898
     Development drilling               57,422           64,642       60,402
     Other exploration                  10,372           19,464        6,789
     Reserve acquisitions               61,123            3,704      158,000
     Production                         11,263           12,856        8,434
     Gathering and processing            7,925           12,703       11,046
     General                             1,605           19,362        3,977

                                     $ 165,507        $ 134,269    $ 254,546

Capital expenditures in 1999 were primarily comprised of exploration and development of gas and oil reserves and a $9.1 million equity contribution in a partnership that operates a liquids processing plant. QMR participated in drilling 235 wells (93 net wells) in 1999 that resulted in 167 gas wells, 10 oil wells, 19 dry holes and 39 wells in progress at year end. The 1999 drilling success rate was 90%. Early in 2000, QMR purchased 100% of the common stock of Canor with 61 Bcfe of gas and oil reserves for $61 million.

Financing Activities: Net cash flow provided from operating activities was sufficient to fund 1999 capital expenditures. The Company used the proceeds of long-term debt and collection of notes receivable to reduce short-term borrowings and refinance reserved-based, long-term debt used to acquire gas and oil reserves in 1998. Proceeds from a sale of nonstrategic gas and oil properties were placed in an escrow account pending a reinvestment in strategic-producing properties.

In 1999, QMR entered into a long-term senior-revolving-credit facility with a syndication of banks. The credit facility has a $295 million capacity. QMR had borrowed $264.9 million as of December 31, 1999, under this arrangement. Net working capital was negative at December 31 because of short-term borrowings. These borrowings are typical of a company expanding operations. QMR intends to refinance a portion of its debt with the proceeds from the sale of senior notes in 2000.

QMR's consolidated capital structure consisted of 41% long-term debt and 59% common shareholder's equity at December 31, 1999.

Market Risk -

QMR's primary market-risk exposures arise from commodity-price changes for natural gas, oil and other hydrocarbons and changes in long-term interest rates. The Company has an investment in a Canadian operation that subjects it to exchange-rate risk. QMR also has reserved certain volumes of pipeline capacity for which it is obligated to pay $3 million annually for the next seven years, whether or not it is able to market the capacity to others.

Energy Price Risk Management: Energy-price risk is a function of changes in commodity prices as supply and demand fluctuate. QMR bears a majority of the risk associated with changes in commodity prices. A primary objective of energy-price hedging is to protect product sales from adverse changes in energy prices. The Company does not enter into hedging contracts for speculative purposes.

QMR held hedge contracts covering the price exposure for about 72.1 million Dth of gas and 2.4 MMBbl of oil at December 31, 1999. A year earlier the contracts covered 45.3 million Dth of natural gas and 464,000 barrels of oil. The hedging contracts exist for a significant share of QMR owned gas and oil production and for a portion of gas-marketing transactions. The contracts at December 31, 1999, had terms extending through December 2001, with about 65% of those contracts expiring by the end of 2000.

The mark-to-market adjustment of gas and oil price-hedging contracts at December 31, 1999, was a negative $6.2 million. The calculation used energy prices posted on the NYMEX from the last trading day of 1999. A 10% decline in gas and oil prices would cause a positive $16.7 million mark-to-market adjustment resulting in a $10.5 million balance. Conversely, a 10% increase in prices results in a $16.3 million negative mark-to-market adjustment resulting in a negative $22.5 million balance. The fair value of hedging contracts at December 31, 1998, was $6 million. A 10% decline in gas and oil prices would cause the fair value of the contracts to increase by $3.9 million. A 10% increase in prices results in a $4.1 million lower fair value calculation. This sensitivity calculation does not consider the effect of gains or losses recognized on the underlying physical side of these transactions, which should largely offset the change in value.

Interest Rate Risk Management: The Company owed $264.9 million of variable-rate long term debt at December 31, 1999, and $181.6 million at December 31, 1998. The book value of variable rate debt approximates its fair value. If interest rates change by 10%, interest costs would increase or decrease about $1.7 million in 1999 and $1.1 million in 1998, correspondingly. This sensitivity calculation does not represent the cost to retire the debt securities.

Securities Available for Sale: Securities available for sale represent equity instruments traded on national exchanges. The value of these investments is subject to day to day market volatility. A 10% change in prices would either increase or decrease the value $1.0 million in 1999.

Foreign Currency Risk Management: The Company does not hedge the Canadian currency exposure of its Canadian operation's net assets. The net assets of the foreign operation were negative at December 31, 1999. Long-term debt held by the foreign operation, amounting to $59.9 million (U.S.), is expected to be repaid from future operations of the foreign company. As more fully described under "Item 3. Properties - Recent Developments" herein, QMR expanded its foreign operations during January 2000 when it purchased 100% of the outstanding common stock of another Canadian company for $61 million (U.S.).

Year 2000 Issues -

Questar established a team to address the issue of computer programs and embedded computer chips being unable to distinguish between the year 1900 and the year 2000 ("Y2K"). The team identified 55 projects among Questar and its affiliated companies that were assessed, remediated, tested, and determined to be completed. In the process, Questar employees contacted more than 8,000 vendors and suppliers to assess their readiness to meet obligations to Questar. The cost of the Y2K project was approximately $5.1 million and QMR's share of those costs was $.4 million.

The Company did not experience a disruption of operations because of Y2K. Preparation for Y2K provided several benefits. The Company completed an inventory of its primary systems and a testing laboratory. Systems were tested and remediated where necessary. The testing laboratory will become an important part of the information-technology management. In response to the Y2K challenge, business contingency plans were revised and successfully tested.

ITEM 3.  PROPERTIES

Reserves

The following table sets forth the Company's estimated proved reserves, the 10% present value of the estimated future net revenues therefrom and the standardized measure of discounted net cash flows as of December 31, 1999. Approximately 97% of QMR's reserves were estimated by Ryder Scott Company, H. J. Gruy and Associates, Inc., Netherland, Sewell & Associates, Inc., Malkewicz Hueni Associates, Inc., and Gilbert Laustsen Jung Associates Ltd., independent petroleum engineers, with the remainder done by the Company's reservoir engineers. The Company does not have any long-term supply contracts with foreign governments or reserves of equity investees or of subsidiaries with a significant minority interest.

                                              December 31, 1999
                                     United States     Canada       Total
Estimated proved reserves
   Natural gas (Bcf)                     494.0           20.7       514.7
   Oil and NGL (MMBbls)                   13.6            2.8        16.4

Proved developed reserves (Bcfe)         486.7           32.5       519.2

Present value of estimated future
 net revenues before future income
 taxes discounted at 10%
 (in thousands) (1)                   $537,879        $48,568     $586,447

Standardized measure of discounted
 net cash flows (in thousands) (2)    $421,686        $41,663     $463,349
__________

(1) Estimated future net revenue represents estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and development costs (but excluding the effects of general and administrative expenses; debt service; depreciation, depletion and amortization; and income tax expense).

(2) The standardized measure of discounted net cash flows prepared by the Company represent the present value of estimated future net revenues after income taxes, discounted at 10%.

In accordance with applicable requirements of the Securities and Exchange Commission, estimates of the Company's proved reserves and future net revenues are made using sales prices estimated to be in effect as of the date of such reserve estimates and are held constant throughout the life of the properties (except to the extent a contract specifically provides for escalation). Estimated quantities of proved reserves and future net revenues therefrom are affected by natural gas and oil prices, which have fluctuated widely in recent years. There are numerous uncertainties inherent in estimating natural gas and oil reserves and their estimated values, including many factors beyond the control of the producer. The reserve data set forth in this document represents only estimates. Reservoir engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgement. As a result, estimates of different engineers, including those used by the Company, may vary. In addition, estimates of reserves are subject to revision based upon actual production, results of future development and exploration activities, prevailing natural gas and oil prices, operating costs and other factors, which revisions may be material. Accordingly, reserve estimates are often different from the quantities of natural gas and oil that are ultimately recovered and are highly dependent upon the accuracy of the assumptions upon which they are based.

Reference should be made to Note 11 of the Notes to Consolidated Financial Statements included in Item 13 of this document for additional information pertaining to the Company's proved natural gas and oil reserves as of the end of each of the last three years.
During 1999, the Company filed estimates of oil and gas reserves as of December 31, 1998, with the U. S. Department of Energy's Energy Information Administration ("EIA") on Form EIA-23. Reserve estimates filed on Form EIA-23 are based upon the same underlying technical and economic assumptions as the estimates of the Company's reserves included herein. However, the EIA requires reports to include the interests of all owners in wells that the Company operates and to exclude all interests in wells that the Company does not operate.

The following charts illustrate QMR's reserve statistics for the years ended December 31, 1995 through 1999:



                               Gas and Oil Reserves (Bcfe)

Year          Year-End Reserves  Annual Production*   Reserve Life (Years)

1995                333.4                 47.3               7.0
1996                508.8                 55.5               9.2
1997                484.2                 65.1               7.4
1998                587.3                 68.7               8.5
1999                612.9                 79.9               7.7

 * Includes Wexpro oil production


             Proportion of Proved Developed to Proved Reserves
                    and Proportion of Gas Reserves (Bcfe)

                              Proved      Developed      Natural Gas
             Total Proved    Developed    Percent of    Percentage of
                Reserves     Reserves       Total      Proved Reserves

1995             333.4         315.9         95%              78%
1996             508.8         425.3         84%              75%
1997             484.2         407.9         84%              78%
1998             587.3         519.2         88%              83%
1999             612.9         519.2         85%              84%


Geographic Diversity of Producing Properties

The following table summarizes proved reserves by the Company's major operating areas at December 31, 1999:


                                                 Proved      % of
                                                Reserves     Total
                                                 (Bcfe)

Mid-Continent                                    335.1       54.7%
Rocky Mountain Region (exclusive of Pinedale)    155.0       25.3%
Pinedale Anticline                                54.7        8.9%
Western Canada Sedimentary Basin                  37.4        6.1%
San Juan Basin                                    30.7        5.0%

                                                 612.9      100.0%

Production

The following table sets forth the Company's net production volumes, the average sales prices per Mcf of gas, Bbl of oil and Bbl of natural gas liquids produced, and the production cost per Mcfe for the years ended December 31, 1999, 1998, and 1997, respectively:

                                             Year Ended December 31,
                                            1999       1998      1997
United States (excluding Wexpro)
     Volumes produced and sold
           Gas (Bcf)                         59.8      48.6      44.4
           Oil (MMBbls)                       1.7       1.7       2.3
           Natural gas liquids (MMBbls)       0.2       0.2       0.4
     Sales Prices:
          Gas (per Mcf)                   $  2.02   $  1.95   $  1.92
          Oil (per Bbl)                   $ 13.97   $ 13.17   $ 19.39
          Natural gas liquids (per Bbl)   $  7.70   $  6.36   $ 12.11
     Production costs per Mcfe            $   .59   $   .64   $   .65

Canada
     Volumes produced and sold
           Gas (Bcf)                          2.9       2.7       3.1
           Oil (MMBbls)                       0.4       0.4       0.2
     Sales Prices:
          Gas (per Mcf)                   $  1.61   $  1.40   $  1.35
          Oil (per Bbl)                   $ 17.23   $ 14.72   $ 17.32
     Production costs per Mcfe            $   .67   $   .58   $   .52

Productive Wells

The following table summarizes the Company's productive wells as of December 31, 1999:

                                  Productive Wells (1)(2)

                        Gas Wells          Oil Wells         Total Wells
                       Gross    Net       Gross    Net      Gross      Net
United States          3,228  1,220.1     1,249    484.5    4,477    1,704.6

Canada                    82     22.3        92     27.2      174       49.5

Total:                 3,310  1,242.4     1,341    511.7    4,651    1,754.1
____________

     (1) Although many of the Company's wells produce both oil and gas, a well is categorized as either an oil well or a gas well based upon the ratio of oil to gas production.

     (2) Each well completed to more than one producing zone is counted as a single well. There were 134 gross wells with multiple completions.

The Company also held numerous overriding royalty interests in gas and oil wells, a portion of which are convertible to working interests after recovery of certain costs by third parties. After converting to working interests, these overriding royalty interests will be included in the Company's gross and net well count.

Leasehold Acreage

The following table summarizes developed and undeveloped leasehold acreage in which the Company owns a working interest as of December 31, 1999. "Undeveloped Acreage" includes (i) leasehold interests that already may have been classified as containing proved undeveloped reserves; and (ii) unleased mineral interest acreage owned by the Company. Excluded from the table is acreage in which the Company's interest is limited to royalty, overriding royalty, and other similar interests.

                         Leasehold Acreage - December 31, 1999

                      Developed (1)        Undeveloped (2)            Total
                      Gross      Net        Gross      Net     Gross        Net
United States
   Arizona               -         -          480       450       480         450
   Arkansas         37,729    16,569        8,984     4,478     46,713     21,047
   California           80        28       35,011    15,322     35,091     15,350
   Colorado        176,604   123,974      207,853   105,449    384,457    229,423
   Idaho                 -         -       44,175    10,643     44,175     10,643
   Illinois            172        39       14,307     3,997     14,479      4,036
   Indiana               -         -        1,621       467      1,621        467
   Kansas              134       134        7,761     2,471      7,895      2,605
   Kentucky              -         -       14,461     5,468     14,461      5,468
   Louisiana        15,246     9,992          251       251     15,497     10,243
   Michigan              -         -        6,200     1,266      6,200      1,266
   Minnesota             -         -          313       104        313        104
   Mississippi      25,706    21,408            -         -     25,706     21,408
   Montana          25,445    10,707      319,588    58,438    345,033     69,145
   Nevada              320       280          680       543      1,000        823
   New Mexico       92,497    68,188       31,765     9,313    124,262     77,501
   North Dakota      1,333       375      145,841    21,580    147,174     21,955
   Ohio                  -         -          202        43        202         43
   Oklahoma      1,570,227   294,207       52,736    33,296  1,622,963    327,503
   Oregon                -         -       43,869     7,671     43,869      7,671
   South Dakota          -         -      204,558   107,988    204,558    107,988
   Texas           167,690    60,170       50,571    39,515    218,261     99,685
   Utah             45,712    35,001      109,180    43,818    154,892     78,819
   Washington            -         -       26,631    10,149     26,631     10,149
   West Virginia       969       115            -         -        969        115
   Wyoming         216,991   138,681      445,315   271,418    662,306    410,099

      Total U.S. 2,376,855   779,868    1,772,353   754,138  4,149,208  1,534,006

Canada
   Alberta          42,080    11,910       61,760    18,541    103,840     30,451
   British Columbia 34,259     8,855       39,169    22,977     73,428     31,832

      Total Canada  76,339    20,765      100,929    41,518    177,268     62,283

Total Acreage     ,453,194   800,633    1,873,282   795,656  4,326,476  1,596,289
________

    (1) Developed acres are acres spaced or assignable to productive wells.

    (2) Undeveloped acreage is leased acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves. Of the aggregate 1,873,282 gross and 795,656 net undeveloped acres, 123,501 gross and 36,105 net acres are held by production from other leasehold acreage.

Substantially all the leases summarized in the preceding table will expire at the end of their respective primary terms unless the existing leases are renewed or production has been obtained from the acreage subject to the lease prior to that date, in which event the lease will remain in effect until the cessation of production. The following table sets forth the gross and net acres subject to leases summarized in the preceding table that will expire during the periods indicated:

                                              Acres Expiring
                                       Gross                   Net

Twelve Months Ending:

     December 31, 2000                 91,504                39,918
     December 31, 2001                 96,177                31,322
     December 31, 2002                 39,971                13,082
     December 31, 2003                 95,043                52,366
     December 31, 2004 and later    1,550,587               658,968

Drilling Activity

The following table summarizes the number of development and exploratory wells drilled by the Company during the years indicated.

                                             Year Ended December 31,
                                              1999         1998         1997
                                          Gross   Net  Gross   Net   Gross   Net
Development Wells
     United States:
         Completed as natural gas wells     159   78.4   105   54.6    82    27.4
         Completed as oil wells               5    2.4    29    1.0    64     6.6
         Dry holes                           15    6.1    12    3.7    18     5.7
         Waiting on completion               29      -    13      -    26       -
         Drilling                             6      -     9      -    15       -

                                             Year Ended December 31,
                                              1999         1998          1997
                                          Gross   Net  Gross   Net   Gross   Net

     Canada:
         Completed as natural gas wells       7    1.2     4    0.9     4     0.9
         Completed as oil wells               5    1.9    12    4.0     4     1.3
         Dry holes                            2    1.3     4    1.2     3     0.9
         Waiting on completion                2      -     2      -     6       -
         Drilling                             -      -     1      -     2       -

Total Development Wells                     230   91.3   191   65.4   224    42.8

                                             Year Ended December 31,
                                              1999         1998          1997
                                          Gross   Net  Gross   Net   Gross   Net

Exploratory Wells
     United States:
         Completed as natural gas wells       1    0.2     5    1.6     4     1.6
         Completed as oil wells                            1     .6     -       -
         Dry holes                            2    1.1     4    1.4     1     0.3
         Waiting on completion                1      -     -      -     2       -
         Drilling                             1      -     -      -     -       -

     Canada:
         Completed as natural gas wells       -      -     -      -     1       -
         Completed as oil wells               -      -     1     .3     2     0.1
         Dry holes                            -      -     3    1.4     -     0.7
         Waiting on completion                -      -     -      -     1       -

Total Exploratory Wells                       5    1.3    14    5.3    11     2.7

          Total Wells                       235   92.6   205   70.7   235    45.5

Operation of Properties

The day-to-day operations of oil and gas properties are the responsibility of an operator designated under pooling or operating agreements. The operator supervises production, maintains production records, employs field personnel and performs other functions. The charges under operating agreements customarily vary with the depth and location of the well being operated.

QMR is the operator of approximately 50% of its wells. As operator, QMR receives reimbursement for direct expenses incurred in the performance of its duties as well as monthly per-well producing and drilling overhead reimbursement at rates customarily charged in the area to or by unaffiliated third parties. In presenting its financial data, QMR records the monthly overhead reimbursement as a reduction of general and administrative expense, which is a common industry practice.

Title to Properties

Title to properties is subject to royalty, overriding royalty, carried, net profits, working and other similar interests and contractual arrangements customary in the oil and gas industry, liens for current taxes not yet due and, in some instances, to other encumbrances. The Company believes that such burdens do not materially detract from the value of such properties or from the respective interests therein or materially interfere with their use in the operation of the business.

As is customary in the industry in the case of undeveloped properties, little investigation of record title is made at the time of acquisition (other than a preliminary review of local records).
Investigations, generally including a title opinion of outside counsel, are made prior to the consummation of an acquisition of producing properties and before commencement of drilling operations on undeveloped properties.

Recent Developments

Canadian Acquisition - On January 26, 2000, the Company completed the acquisition of all of the outstanding shares of Canor Energy Ltd. ("Canor"), an oil and gas exploration company based in Calgary, Alberta, Canada. Canor owns and/or operates more than 800 wells located primarily in the province of Alberta, as well as in the provinces of British Columbia and Saskatchewan. The combination of Canor with Celsius Ltd. will expand the Company's reported proved reserves by approximately 61.1 Bcfe, or 10%, and add about 150,000 net acres to the Company's Canadian undeveloped leasehold inventory, principally in the province of Alberta. The purchase price for the cash transaction was $61 million (U.S.).

The Canor acquisition will provide a broader operating and financial base for the Company's Canadian activities, particularly in the areas of exploration and exploitation opportunities. It is anticipated that Celsius Ltd. and Canor will be amalgamated into a single entity at some point in the future.

Pinedale Project -- In January 2000, Questar E&P and Wexpro completed a high-volume producing well in the company's Pinedale Anticline development in Sublette County, Wyoming. The Mesa Unit No. 3 produced
11.4 million cubic feet (MMcf) of natural gas into a pipeline and 113 barrels of oil during the initial 24-hour period. The flowing tubing pressure was 1,100 pounds per square inch. The Mesa Unit No. 3 was drilled to a total measured depth of 13,055 feet and was fracture-stimulated in 11 zones of the Lance Formation. Questar E&P and Wexpro have a combined 93.8% working interest in the well. The Company has completed a second Mesa Unit well - No. 6 - located about one-half mile south of the Mesa Unit No. 3. The second well encountered a similar number of pay zones, and initial test results are comparable to the Mesa Unit No. 3. A third well failed to produce economic quantities of gas because of lower-quality reservoir rock. The unsuccessful well does not diminish the Company's expectations for the development potential of its 14,800 gross acres in the Mesa area of the Pinedale Anticline. QMR subsidiaries own a combined average 60% working interest. Based on 80-acre spacing, the Company estimates the potential for 130 or more drilling locations structurally above the unsuccessful well.
Estimated ultimate reserves per well are expected to range between 4 and 11 Bcfe.

Office Leases

Questar E&P and Wexpro lease office space under a sublease from Questar for its corporate headquarters at 180 East 100 South, Salt Lake City, Utah 84145. The Company also leases regional office space at various locations in the United States and Canada. For information concerning the Company's lease obligations, see Note 6 of the Notes to Consolidated Financial Statements appearing elsewhere in this Form 10.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
        MANAGEMENT

All of the outstanding shares of common stock ($1.00 par value per share) of QMR are owned by Questar, whose principal executive offices are located at 180 East 100 South, Salt Lake City, Utah 84145. Questar possesses sole voting and investment power with respect to such shares of common stock.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

The executive officers and directors of the Company are set forth in the following table:

Name                Position                                Age

R. D. Cash          Chairman                                 57
G. L. Nordloh       President, CEO and Director              52
S. E. Parks         Vice President, Treasurer & CFO          48
M. B. McGinley      Vice President                           51
M. L. Owen          Vice President, Administrative Services  49
C. C. Holbrook      Secretary                                53
Teresa Beck         Director                                 45
P. J. Early         Director                                 66
C. M. Heiner        Director                                 61
W. N. Jones         Director                                 73

R. D. Cash, 57, Chairman of the Board of Directors, Questar (May
1985); President and Chief Executive Officer and Director, Questar (since 1977); Chairman of the Boards of Directors, all Questar affiliates (other than Questar Energy Trading); President and Chief Executive Officer, QMR (from April 1982 to August 1998). Mr. Cash also serves as a Director of Zions Bancorporation and Associated Electric and Gas Insurance Services Limited. He is a member of the Board of Directors of the Federal Reserve Bank (Salt Lake City Branch) of San Francisco and is a Trustee of the Salt Lake Organizing Committee for the Olympic Winter Games of 2002.

Gary L. Nordloh, 52, President and Chief Executive Officer, QMR (August 1998) and all subsidiaries (commencing at various times beginning in March 1991); Vice President, QMR (May 1996 to August
1998); Executive Vice President, Questar (February 1996); Senior Vice President, Questar (March 1991 to February 1996); Director, Questar (October 1996); Director, QMR (May 1991), and all QMR subsidiaries
(various times beginning in June 1989).   Prior to joining the Questar
organization in 1984, Mr. Nordloh was Vice President of Engineering and Operations for Hamilton Brothers Petroleum for three years and Division Engineering Manager (and various other assignments) for Amoco Production Company for nine years. Mr. Nordloh received a bachelor's degree in Petroleum Engineering from the Colorado School of Mines. He serves on the Board of Directors of Mountain States Legal Foundation; is Past-President of Rocky Mountain Oil and Gas Association (1995-1997); a member of the Society of Petroleum Engineers since 1974; is Past-President of the Society of Petroleum Engineers (Denver Section); and served as a Regional Vice President of the Independent Petroleum Association of America from 1989 to 1995.

S. E. Parks, 48, Vice President, Treasurer and Chief Financial Officer, Questar and all affiliates (February 1996); Treasurer, Questar and affiliates (at various dates beginning in May 1984); Director, Questar E&P (May 1996). Mr. Parks received a B.A. degree in Accounting and a M.B.A. degree in Finance from the University of Utah. Since joining Questar in 1974, he has held a variety of management positions in the auditing, accounting and financial areas. Prior to joining Questar, Mr. Parks was with the Academic and Financial Planning Department of the University of Utah.

M. B. McGinley, 51, Vice President, QMR (August 1998) and all subsidiaries (various dates beginning in February 1990); General Manager, Questar Energy Trading (October 1995); Director, Questar Energy Trading (August 1998). Mr. McGinley has worked for various Questar affiliates for 31 years in a variety of engineering and marketing assignments. He holds a Bachelor of Science Degree in Chemical Engineering and a Master of Science Degree in Mechanical Engineering from the University of Utah. He is a registered professional engineer in Utah and Colorado and a member of the Independent Petroleum Association of America, and Rocky Mountain Oil and Gas Association and the Pacific Coast Gas Association.

M. L. Owen, 49, Vice President, Administrative Services, QMR (August
1998) and all subsidiaries (various dates beginning in April 1989); Director, Questar Energy Trading (August 1998). Mr. Owen has been associated with QMR since its acquisition of Universal Resources in 1987. From 1982 to 1989, he served as Treasurer of Universal Resources. Prior to joining Universal Resources, Mr. Owen was employed with Arthur Andersen & Co. for eight years with various duties, including Audit Manager. He is a Certified Public Accountant, receiving his Accounting degree from Texas Tech University. Mr. Owen is a member of the Independent Petroleum Association of America and the Utah Association of Certified Public Accountants.

C. C. Holbrook, 53, General Counsel, Questar (March 1999); Vice
President Questar (October 1984); Corporate Secretary, Questar and all affiliates (various dates beginning in March 1982); Director, Questar E&P and QGM (various dates beginning in May 1985).

Teresa Beck, 45, Director, Questar (October 1999); Director, QMR (October 1999). Ms. Beck was President of American Stores from 1998 to 1999. She also served as American Stores' Chief Financial Officer from 1993 to 1998. She serves as a Director of Textron, Inc. and Albertson's Inc. and is a Trustee of Intermountain Health Care, Inc., The Children's Center, and the Salt Lake Organizing Committee for the Olympic Winter Games of 2002.

P. J. Early, 67, Director, QMR (August 1995); Director, Questar (August 1995). Mr. Early served as Vice Chairman of Amoco Corporation from July of 1992 until his retirement in April 1995. He was also a Director of Amoco Corporation from 1989 to his retirement. He is a member of the Board of Trustees of the Museum of Science and Industry in Chicago.

Clyde M. Heiner, 61, Senior  Vice President, Questar (May 1984);
President and Chief Executive Officer, Questar InfoComm (February
1993); Director, QMR (May 1984) and Questar InfoComm (February 1993).

W. N. Jones, 73, Director, QMR (May 1989); Senior Director, Questar (May 1998); Director, Questar (May 1981 to May 1998). Mr. Jones is Chairman of the Board, Lite Touch Inc., and a Trustee of Intermountain Health Care, Inc.

ITEM 6.  EXECUTIVE COMPENSATION

Omitted.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Omitted.

ITEM 8.  LEGAL PROCEEDINGS

Questar E&P, as well as other QMR affiliates and Questar, are named as defendants in a class action lawsuit involving royalty payments in Oklahoma state court. In Bridenstine vs. Kaiser-Francis Oil Company, the plaintiffs allege fraud and contract claims and assert damages against all defendants for a 17-year period in excess of $54,000,000 plus punitive damages. The plaintiffs' primary claim alleges that a transportation fee charged against royalty payments was improper or excessive. The claims involve wells connected to an intrastate pipeline system that QGM presently owns and operates. Kaiser-Francis and Questar E&P are the major working interest owners and operators of a majority of the wells connected to this pipeline system. QMR disputes these claims. The Oklahoma Supreme Court has denied defendants' appeal from the trial court's decision to certify the Bridenstine case as a class action. QMR cannot predict the outcome of the lawsuit, which may result in a material liability.

Questar E&P is a defendant in a case styled Greghol Limited Partnership vs. Universal Resources Corporation, filed in Oklahoma state court, which was originally asserted as a statewide class action raising issues relative to calculation of royalties, and whether such calculations should reflect deductions for certain post-production costs. The Court has sustained Questar E&P's motion to de-certify the class. Questar E&P disputes these claims.

In United States ex rel. Grynberg v. Questar Corp., et al., each of QGM, Wexpro and Universal Resources Corporation d/b/a Questar Energy Trading Company are named as defendants in a case involving allegations of gas mismeasurement and of improper royalty valuations. The plaintiff filed on behalf of the federal government to recover underpaid royalties under the False Claims Acts, and the Department of Justice declined to intervene. This case and 75 substantially similar cases filed by the plaintiff have been consolidated for discovery and pre-trial rulings in Wyoming's federal district court. Motions to dismiss have been filed. The QMR subsidiaries dispute these claims.

In Quinque Operating Company v. Gas Pipelines, et al., each of QGM, Wexpro and Universal Resources Corporation (now known as Questar E&P) is named as a defendant in a lawsuit involving allegations of mismeasurement of natural gas resulting in underpayment of royalties to private and state lessors. Plaintiffs have asked that the case be certified as a nationwide class action. The case was removed from state to federal court and a motion to remand is pending. There are over 220 defendants. The QMR subsidiaries dispute these claims.

Royalty class actions such as Quinque are being asserted in numerous states against other companies in the oil and gas production and marketing businesses in which QMR's subsidiaries participate. Accordingly, QMR expects similar royalty class actions to be filed in other states in which it has significant production and marketing activities such as Wyoming and Colorado, although such actions have not yet been filed and are not currently threatened.

There are various other legal proceedings against subsidiaries of QMR. While it is not currently possible to predict or determine the outcomes of these proceedings, it is the opinion of management that the outcomes will not have a materially adverse effect on the Company's results of operations, financial position or liquidity.

Also see Note 6 of the Notes to Consolidated Financial Statements under Item 13 of this Form 10.

ITEM 9.  MARKET PRICE OF AND DIVIDENDS OF THE REGISTRANT'S COMMON
EQUITY AND RELATED STOCKHOLDER MATTERS

The common stock of the Company is owned entirely by Questar and, therefore, there is no trading of the Company's stock. Dividends of $16.6 million were declared and paid in the twelve months ended December 31, 1999, and $15.9 million and $16.325 million were declared and paid in the years ended 1998 and 1997, respectively. See Note 3 of the Notes to Consolidated Financial Statements under Item 13 of this Form 10 regarding restrictions as to dividend availability.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

There have been no sales of unregistered securities by the Company.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The following description of the capital stock of the Company and certain provisions of the Company's Amended Articles of Incorporation and Bylaws is a summary and is qualified in its entirety by the provisions of the Amended Articles of Incorporation and Bylaws, which have been filed as exhibits to this Form 10.

The Company has authorized twenty-five million (25,000,000) shares of Common Stock with a par value of $1.00 per share. All outstanding shares of stock are held by Questar Corporation. No preferred stock has been issued or authorized.

Each common shareholder of record is entitled to one vote, by person or by proxy for each share of Common Stock held on every matter properly submitted to the stockholders for a vote. Except as otherwise provided by law or in the Amended Articles of Incorporation or Bylaws, stockholder votes are decided by a majority vote of the outstanding shares.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Reference is made to Section 16-10a-901 through 16-10a-909 of the Utah Revised Business Corporation Act, which provides for indemnification of directors and officers in certain circumstances.

The Bylaws provide that the Company may voluntarily indemnify any individual made a party to a proceeding because he is or was a director, officer, employee or agent of the Company against liability incurred in the proceeding, but only if the Company has authorized the payment in accordance with the applicable statutory provisions of the Utah Revised Business Corporation Act (Sections 16-10a-902, 16-10a-904 and 16-10a-907) and a determination has been made in accordance with the procedures set forth in such provision that such individual conducted himself in good faith, that he reasonably believed his conduct, in his official capacity with the Company, was in its best interests and that his conduct, in all other cases, was at least not opposed to the Company's best interests, and that he had no reasonable cause to believe his conduct was unlawful in the case of any criminal proceeding. The foregoing indemnification in connection with a proceeding by or in the right of the Company is limited to reasonable expenses incurred in connection with the proceeding, which expenses may be advanced by the Company. The Company's Bylaws provide that the Company may not voluntarily indemnify a director, officer, employee or agent of the Company in connection with a proceeding by or in the right of the Company in which such individual was adjudged liable to the Company or in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

The Bylaws provide further that the Company shall indemnify a director, officer, employee or agent of the Company who was wholly successful, on the merits or otherwise, in defense of any proceeding to which he was a party because he is or was such a director, officer, employee or agent, against reasonable expenses incurred by him in connection with the proceeding.

The Bylaws further provide that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any action taken or any failure to take any action, as a director, except liability for (a) the amount of a financial benefit received by a director to which he is not entitled; (b) an intentional infliction of harm on the Company or the shareholders; (c) for any action that would result in liability of the director under the applicable statutory provision concerning unlawful distributions; or
(d) an intentional violation of criminal law.

Questar, the Company's parent, maintains an insurance policy on behalf of the officers and directors of the Company pursuant to which (subject to the limits and limitations of such policy) the officers and directors are insured against certain expenses in connection with the defense of actions or proceedings, and certain liabilities which might be imposed as a result of such actions or proceedings, to which any of them is made a party by reason of being or having been a director or officer.

ITEM 13.FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements and Supplementary Data

                                                            Page

Financial Statements -

   Report of Independent Auditors                            35

   Consolidated Statements of Income for the years
   ended December 31, 199, 1998 and 1997                     36

   Consolidated Balance Sheets at December 31, 1999
   and 1998                                                  37

   Consolidated Statements of Shareholder's Equity for
   the years ended December 31, 1999, 1998 and 1997          39

   Consolidated Statements of Cash Flows for the years
   ended December 31, 1999, 1998, and 1997                   40

   Notes to Consolidated Financial Statements
   December 31, 1999, 1998 and 1997                          41

Supplementary Data -

   Oil and Gas Producing Activities (Note 11 to
   Consolidated Financial Statements)                        51


                  Report of Independent Auditors

Board of Directors
Questar Market Resources, Inc.

We have audited the accompanying consolidated balance sheets of Questar Market Resources, Inc. and subsidiaries as of December 31, 1999, and 1998, and the related consolidated statements of income and common shareholder's equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Questar Market Resources, Inc. and subsidiaries at December 31, 1999, and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                         /s/ Ernst & Young LLP
                              Ernst & Young LLP


Salt Lake City, Utah
February 7, 2000


QUESTAR MARKET RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

                                         Year Ended December 31
                                      1999        1998        1997
                                              (In Thousands)
REVENUES
     From unaffiliated customers    $418,603     $382,791    $451,233
     From affiliates                  79,708       75,481      72,407

          TOTAL REVENUES             498,311      458,272     523,640

OPERATING EXPENSES
     Natural gas and other product
       purchases                     239,201      230,462     291,851
     Operating and maintenance        79,916       73,763      72,958
     Depreciation and amortization    78,608       71,377      67,078
     Write-down of oil and gas
       properties                                  31,000       9,000
     Other taxes                      21,516       24,988      25,569
     Wexpro settlement agreement -
      oil income sharing               2,292        1,053       2,347

          TOTAL OPERATING EXPENSES   421,533      432,643     468,803

          OPERATING INCOME            76,778       25,629      54,837

INTEREST AND OTHER INCOME              4,272        3,638       5,854

INCOME (LOSS) FROM UNCONSOLIDATED
  AFFILIATES                             763        (930)        (288)

DEBT EXPENSE                         (17,363)    (12,631)     (10,882)

     INCOME FROM CONTINUING
     OPERATIONS BEFORE INCOME
     TAXES                            64,450      15,706       49,521

INCOME TAX EXPENSE (CREDIT)           18,584      (1,019)      10,410

     INCOME FROM CONTINUING
      OPERATIONS                      45,866      16,725       39,111

DISCONTINUED OPERATIONS, NET OF
INCOME TAXES OF $347 IN 1998 AND
$631 IN 1997                                        (563)      (1,021)

     NET INCOME                      $45,866     $16,162      $38,090

See accompanying notes to consolidated financial statements.

QUESTAR MARKET RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS

                                                         December 31
                                                      1999         1998
                                                        (In Thousands)
CURRENT ASSETS
     Cash and short-term investments                              $  1,894
     Notes receivable from Questar Corporation      $  4,000        25,100
     Accounts receivable, net of allowance of
         $1,350 in 1999 and $3,253 in 1998            64,364        61,833
     Accounts receivable from affiliates              11,459        11,359
     Inventories, at lower of average cost or market
          Gas and oil storage                          8,863         8,892
          Material and supplies                        2,390         1,893

                 Total inventories                    11,253        10,785
     Prepaid expenses and deposits                     4,452         4,369

          TOTAL CURRENT ASSETS                        95,528       115,340


PROPERTY, PLANT AND EQUIPMENT
     Exploration and production                    1,105,472     1,076,280
     Cost-of-service gas operations                  218,694       199,151
     Gathering and processing                        123,775       116,603
     General support                                  21,735        20,607

                                                   1,469,676     1,412,641

Less allowances for depreciation and
  amortization                                       778,695       717,129

     NET PROPERTY, PLANT AND EQUIPMENT               690,981       695,512


INVESTMENT IN UNCONSOLIDATED AFFILIATES               13,301         3,673

OTHER ASSETS
     Cash held in escrow account                      36,727
     Securities available for sale                    10,402
     Other                                               952           628

          TOTAL OTHER ASSETS                          48,081           628

                                                    $847,891      $815,153

LIABILITIES AND SHAREHOLDER'S EQUITY

                                                         December 31
                                                      1999         1998
                                                        (In Thousands)
CURRENT LIABILITIES
     Checks outstanding in excess of
      cash balances                                $  1,246
     Notes payable to Questar Corporation            24,500      $121,800
     Accounts payable and accrued expenses
          Accounts and other payables                67,385        63,272
          Accounts payable to affiliates              2,952         2,414
          Federal income taxes                        6,232         6,105
          Other taxes                                14,266        13,661
          Accrued interest                            1,443         1,044

            Total accounts payable and accrued
              expenses                               92,278        86,496

     TOTAL CURRENT LIABILITIES                      118,024       208,296

INVESTMENT IN DISCONTINUED OPERATIONS -
Questar Energy Services                                             1,905

LONG-TERM DEBT                                      264,894       181,624

DEFERRED INCOME TAXES                                59,936        52,113

OTHER LIABILITIES                                    14,674        11,577

MINORITY INTEREST                                     2,529

COMMITMENTS AND CONTINGENCIES

SHAREHOLDER'S EQUITY
     Common stock - par value $1 per share;
          authorized 25,000,000 shares; issued
          and outstanding 4,309,427 shares            4,309         4,309
     Additional paid-in capital                     116,027       116,027
     Retained earnings                              270,388       239,217
     Other comprehensive income (loss)               (2,890)           85

                                                    387,834       359,638

                                                   $847,891      $815,153

See accompanying notes to consolidated financial statements.


QUESTAR MARKET RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                       Additional                Other
                                  Common    Paid-in     Retained  Comprehensive  Comprehensive
                                  Stock     Capital     Earnings     Income         Income

                                                     (In Thousands)

Balance at January 1, 1997        $4,309     $116,027    $217,190       ($181)       $38,090
     1997 net income                                       38,090
     Cash dividends                                       (16,325)
     Foreign currency translation
      adjustment, net of income
      taxes of $98                                                        173            173

Balance at December 31, 1997       4,309     116,027      238,955          (8)       $38,263
     1998 net income                                       16,162                     16,162
     Cash dividends                                       (15,900)
     Foreign currency translation
      adjustment, net of income
      taxes of $53                                                         93             93

Balance at December 31, 1998       4,309     116,027      239,217          85
     1999 net income                                       45,866                    $16,255
     Cash dividends                                       (16,600)                    45,866
     Discontinued operations                                1,905
     Unrealized loss on securities
        available for sale, net of
        income tax credit of $1,557                                   (2,515)        (2,515)
     Foreign currency translation
      adjustment, net of income
      taxes of $284                                                     (460)          (460)

Balance at December 31, 1999       $4,309   $116,027     $270,388     ($2,890)       $42,891

See accompanying notes to consolidated financial statements.

QUESTAR MARKET RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 Year Ended December 31
                                               1999      1998       1997
                                                     (In Thousands)
OPERATING ACTIVITIES
     Net income                              $ 45,866   $  16,162   $ 38,090
     Depreciation and amortization             81,150      71,951     67,667
     Deferred income taxes                      9,381      (4,619)    (2,428)
     Write-down of oil and gas properties
     (Income) loss from unconsolidated                     31,000      9,000
      affiliates, net of cash distributions       (66)      1,211      1,872
     Loss from discontinued operations                        563      1,021

                                              136,331     116,268    115,222

Changes in operating assets and
 liabilities
     Accounts receivable                       (2,631)     20,572     22,196
     Inventories                                 (468)     (4,996)    (1,045)
     Prepaid expenses and deposits                (83)        555       (191)
     Accounts payable and accrued
      expenses                                  5,050      (6,302)    (3,883)
     Federal income taxes payable                 127       2,399      3,620
     Other                                      2,919        (983)     1,016

     NET CASH PROVIDED FROM OPERATING
      ACTIVITIES                              141,245     127,513    136,935

INVESTING ACTIVITIES
     Capital expenditures
          Purchases of property, plant
            and equipment                    (109,405)   (252,671)   (92,310)
          Other investments                   (24,864)     (1,875)

                                             (134,269)   (254,546)   (92,310)

Proceeds from disposition of property,
 plant and equipment, and investments          39,411       7,853    11,004

      NET CASH USED IN INVESTING ACTIVITIES   (94,858)    (246,693) (81,306)

FINANCING ACTIVITIES
     Change in notes receivable from Questar
      Corporation                              21,100        8,400  (17,200)
     Change in notes payable to Questar
      Corporation                             (97,300)      77,500  (23,700)
     Change in short-term debt                                      (10,000)
     Cash in escrow balance                   (36,727)
     Checks written in excess of cash
      balances                                  1,246                (2,505)
     Issuance of long-term debt               275,000       64,343   63,547
     Payment of long-term debt               (195,000)     (14,283) (48,432)
     Payment of dividends                     (16,600)     (15,900) (16,325)

          NET CASH PROVIDED FROM (USED IN)
          FINANCING ACTIVITIES               (48,281)      120,060   54,615

          Change in cash and short-term
          investments                         (1,894)          880    1,014
          Beginning cash and short-term
          investments                          1,894         1,014

          ENDING CASH AND SHORT-TERM
          INVESTMENTS                       $     -         $1,894   $1,014

See accompanying notes to consolidated financial statements.

QUESTAR MARKET RESOURCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Accounting Policies

Principles of Consolidation: The consolidated financial statements contain the accounts of Questar Market Resources, Inc. and subsidiaries (the Company or QMR). The Company is a wholly-owned subsidiary of Questar Corporation (Questar). QMR, through its subsidiaries, conducts gas and oil exploration, development and production, gas gathering and processing, and wholesale energy marketing. Questar Exploration and Production Company (Questar E&P), formerly named Celsius Energy Company and Universal Resources Corporation, conducts the exploration, development and production activities. Wexpro Company (Wexpro) operates and develops producing properties on behalf of Questar Gas. Questar Gas Management (QGM) conducts gas gathering and plant processing activities. Questar Energy Trading Company (Questar Energy Trading) performs wholesale energy marketing activities and, through a 75% interest in Clear Creek LLC, is constructing a gas storage facility. All significant intercompany balances and transactions have been eliminated in consolidation.

Investments in Unconsolidated Affiliates: The Company owns a 15% interest in Canyon Creek Compression Co., and a 50% interest in Blacks Fork Gas Processing Co. The Company uses the equity method to account for investments in affiliates in which it does not have control and generally, its investment in these affiliates equals the underlying equity in net assets.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent liabilities reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition:   Revenues are recognized in the period that
services are provided or products are delivered.

Cash and Short-Term Investments: Short-term investments consist principally of repurchase agreements with maturities of three months or less.

Property, Plant and Equipment: Property, plant and equipment is stated at cost. QMR uses the full-cost accounting method for the majority of its gas and oil exploration and development activities. Under the full-cost method, all costs associated with the acquisition, exploration and development of gas and oil reserves are capitalized. If net capitalized costs exceed the present value of estimated future net revenues from proved gas and oil reserves plus the fair value of unproved properties (the full-cost ceiling), the excess is expensed. The Company recorded write-downs of oil and gas properties under the full-cost accounting rules of $31 million in 1998 and $6 million in 1997. Wexpro uses the successful-efforts accounting method to account for its development activities under the terms of the Wexpro settlement agreement (Note 9). The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The provisions of SFAS 121 do not supersede full-cost accounting rules, which require a quarterly full-cost ceiling test. The Company wrote-down its investment in gas gathering properties by $3 million in 1997 under the provisions of SFAS 121. The provision for depreciation and amortization is based upon rates that will systematically charge the costs of assets against income over the estimated useful lives of those assets. The investment in gathering properties and processing plants is charged to expense using the straight-line method. The costs of gas and oil wells and leaseholds are charged to expense using the units-of-production method. Average depreciation and amortization rates used were as follows:


                                                   1999     1998    1997

Exploration and production, per Mcf equivalent
   Full-cost amortization rate (U.S. and Canada)   $0.80    $0.85   $0.84
   Wexpro depreciation rate                        $0.42    $0.39   $0.39
Gas gathering and plant processing                  4.4%     4.9%    5.8%


Capitalized Interest: The Company capitalizes interest during the construction period of plant and equipment, when applicable, which amounted to $357,000 in 1999, $1,363,000 in 1998 and $604,000 in 1997.

Foreign Currency Translation: The Company conducts gas and oil exploration and production activities in western Canada. The local currency is the functional currency of the Company's foreign operations. Translation from the functional currency to U. S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance-sheet date. Revenue and expense accounts are translated using an average exchange rate for the period. Adjustments resulting from such translations are reported as a separate component of other comprehensive income in shareholder's equity. Deferred income taxes have been provided on translation adjustments because the earnings are not considered to be permanently invested.

Energy Price Risk Management: QMR enters into swaps, futures contracts or option agreements to hedge exposure to price fluctuations in connection with marketing of the Company's natural gas and oil production, and to secure a known margin for the purchase and resale of gas, oil and electricity in marketing activities. There is a high degree of correlation between such contracts and the physical transactions. The timing of production and of the hedge contracts is closely matched. Hedge prices are established in the areas of QMR's production operations. The Company settles most contracts in cash and recognizes the gains and losses on hedge transactions during the same time period as the related physical transactions. Contracts no longer qualifying for high correlation with the physical transactions would be marked-to-market and recognized in current period income. Cash flows from the hedge contracts are reported in the same category as cash flows from the hedged assets. The Company does not enter into hedging contracts for speculative purposes.

Interest Rate Risk Management: The Company uses variable rate debt as part of its financing plans. These agreements expose the Company to market risk related to changes in interest rates.

Credit Risk: The Company's primary market areas are the Rocky Mountain region of the United States and Canada and the Mid-continent region of the United States. Exposure to credit risk may be impacted by the concentration of customers in these regions due to changes in economic or other conditions. Customers include numerous entities that may be affected differently by changing conditions. Management believes that its credit-review procedures, loss reserves and customer deposits have adequately provided for usual and customary credit-related losses.

Income Taxes: The Company's operations are consolidated with those of Questar and its subsidiaries for income tax purposes. The income tax arrangement between QMR and Questar provides that amounts paid to or received from Questar are substantially the same as would be paid or received by the Company if it filed a separate return. The Company also receives payment for tax benefits used in the consolidated tax return even if such benefits would not have been usable had the Company filed a separate return.

Comprehensive Income: QMR reports comprehensive income on the Consolidated Statements of Shareholder's Equity. Other comprehensive income transactions that currently apply to QMR result from changes in market value of securities available for sale and changes in holding value resulting from foreign currency translation adjustments. These transactions are not the culmination of the earnings process, but result from periodically adjusting historical balances to market value. The balances in accumulated foreign currency translation adjustments and unrealized losses on securities available for sale amounted to $375,000 and $2,515,000, respectively, at December 31, 1999. The balance in accumulated foreign currency translations at December 31, 1998, was $85,000. Income is realized when the securities available for sale are sold. Income taxes associated with realized gains from selling securities available for sale were $146,000 in 1999.

New accounting standard: The Company is required to adopt the accounting provisions of Statement of Financial Accounting Standards
(SFAS) 133 "Accounting for Derivative Instruments and Hedging Activities" effective January 1, 2001. The new accounting rules require that the fair value of hedging instruments be measured and recorded as either assets or liabilities on the balance sheet with a regular, periodic mark-to-market adjustment. The effect of adopting this new accounting standard is not known at this time because the Company has not completed its evaluation.

Reclassifications: Certain reclassifications were made to the 1998 and 1997 financial statements to conform with the 1999 presentations.

Note 2 - Purchases of Gas and Oil Companies

On January 26, 2000, a subsidiary of QMR acquired 100% of the outstanding shares of Canor Energy Ltd. from NI Canada ULC, a subsidiary of Northwest Natural Gas Co. The cost of the cash transaction was $61 million (U.S.) and was accounted for as a purchase. Canor owns and/or operates more than 800 wells located in Alberta, British Columbia, and Saskatchewan provinces of Canada.
Canor's proven gas and oil reserves are estimated at 61.1 billion cubic feet equivalent.

A subsidiary of QMR acquired 100% of the common stock of HSRTW, Inc., a wholly owned subsidiary of HS Resources, Inc. for $155 million, effective September 1, 1998. QMR obtained an estimated 150 billion cubic feet equivalent of proved oil and gas reserves primarily in Oklahoma, as well as in Texas, Arkansas, and Louisiana as a result of the transaction. The cash transaction was accounted for as a purchase.

Proceeds from a sale of nonstrategic gas and oil properties were placed in an escrow account pending reinvestment in strategic-producing properties.

Note 3 - Debt

QMR has a $295 million senior revolving credit facility agented by Bank of America. Borrowing under this agreement amounted to $264.9 million at December 31, 1999 at a 6.54% interest rate. The agreement was entered into April 1999 and replaced an unsecured short-term and long-term line-of-credit arrangements with various banks. The loan is segmented into US and Canadian portions. The US portion of the loan is a 5-year facility with $227 million available. The Canadian portion amounts to $68 million and is a 6-year facility. The interest rate is generally equal to LIBOR plus a small premium. Under the most restrictive terms of the senior-revolving credit facility, QMR could pay a dividend of $57.6 million at December 31, 1999.

Maturities of long-term debt for the five years following December 31, 1999, are as follows:

                                 (In Thousands)

                      2000                      $      -
                      2001                         2,995
                      2002                        30,995
                      2003                         2,995
                      2004                       179,995

Questar makes loans to QMR under a short-term borrowing arrangement. Short-term notes payable to Questar outstanding as of December 31, 1999 amounted to $24.5 million with an average interest rate of 6.61% and $121.8 million as of December 31, 1998 with an interest rate of 5.71%. QMR also invests excess cash balances with Questar. The funds are centrally managed by Questar and earn an interest rate that is identical to the interest rate paid for borrowings from Questar. Notes receivable from Questar as of December 31, amounted to $4 million in 1999 and $25.1 million in 1998.

Cash paid for interest was $16,964,000 in 1999, $13,229,000 in 1998 and $11,557,000 in 1997.

Note 4 - Financial Instruments

The carrying amounts and estimated fair values of the Company's financial instruments were as follows:

                          December 31, 1999       December 31, 1998

                          Carrying   Estimated    Carrying   Estimated
                           Value     Fair Value    Value     Fair Value

                                        (In Thousands)
Financial assets
     Cash and short-term
       investments                                  $ 1,894    $ 1,894
     Notes receivable      $ 4,000    $ 4,000        25,100     25,100
Financial liabilities
     Short-term loans       25,746     25,746       121,800    121,800
     Long-term debt        264,894    164,894       181,624    181,624
Gas and oil price
   hedging contracts                   (6,200)                   6,000

The Company used the following methods and assumptions in estimating fair values: (1) Cash and short-term investments, notes receivable and short-term loans - the carrying amount approximates fair value;
(2) Long-term debt - the carrying amount of variable-rate debt approximates fair value; (3) Gas and oil price hedging contracts - the fair value of contracts is based on market prices as posted on the NYMEX from the last trading day of the year.

The average price of the oil contracts at December 31, 1999 was $18.83 per bbl and was based on the average of fixed amounts in contracts which settle against the NYMEX. All oil contracts relate to Company-owned production where basis adjustments would result in a net to the well price of between $17.22 and $17.67 per bbl. The average price of the gas contracts at December 31, 1999 was $2.22 per Mcf representing the average of contracts with different terms including fixed, various into-the-pipe postings and NYMEX references. Gas hedging contracts were in place for QMR-owned production and gas marketing transactions. Transportation and heat value adjustments on the hedges of Company-owned gas as of December 31, 1999 would result in an average price of between $2.15 and $2.23 per Mcf, net back to the well.

Fair value is calculated at a point in time and does not represent the amount the Company would pay to retire the debt securities. In the case of gas-and-oil price-hedging activities, the fair value calculation does not consider the physical side of gas and oil transactions.

Energy Price Risk Management: The Company held open hedge contracts covering the price exposure for about 72.1 million Dth of gas and 2.4 million barrels of oil at December 31, 1999 and 45.3 million Dth of gas and 464,000 barrels of oil at December 31, 1998. The hedging contracts are primarily for gas and oil marketing activities, but also include QMR-owned production. The contracts at December 31, 1999 had terms extending through December 2001 with about 65% of those contracts expiring by the end of 2000. A primary objective of energy-price hedging is to protect product sales from adverse changes in energy prices. The Company does not enter into hedging contracts for speculative purposes.

Credit Risk Management: The Company's primary areas are the Rocky Mountain and Mid-Continent regions of the United States. Exposure to credit risk may be impacted by the concentration of customers in these regions due to changes in economic or other conditions. Customers include numerous industries that may be affected differently by changing conditions. Management believes that its credit review procedures, loss reserves, and collection procedures have adequately protected against unusual credit related losses.

Interest Rate Risk Management: The Company had $264.9 million of variable rate long-term debt outstanding at December 31, 1999. The book value of variable-rate debt approximates fair value.

Foreign Currency Risk Management: The Company does not hedge the foreign currency exposure of its foreign operation's net assets and long-term debt. The net assets of the foreign operation were negative at December 31, 1999. Long-term debt owned by the foreign operation, amounting to $59.9 million (U.S.), is expected to be repaid from the future foreign operations.

Securities Available for Sale: Securities available for sale represent equity instruments traded on national exchanges. The value of these investments is subject to day to day market volatility.

Note 5 - Income Taxes

The components of income taxes expense (benefit) for years ended
December 31 were as follows:


                           1999         1998          1997
                                   (In Thousands)

Federal
     Current            $11,411        $4,263        $14,574
     Deferred             4,826           (86)        (1,218)
State
     Current              1,568           228          1,350
     Deferred               620         1,007           (291)
Foreign                     159        (6,431)        (4,005)

     Income taxes       $18,584       ($1,019)       $10,410

The difference between income tax expense and the tax computed by applying the statutory federal income tax rate of 35% to income from continuing operations before income taxes is explained as follows:

                                             1999       1998         1997
                                                    (In Thousands)
Income from continuing operations
 before income taxes                       $64,450      $15,706      $49,521
Federal income taxes at statutory rate     $22,558      $ 5,497      $17,332
State income taxes, net of federal
 income tax benefit                          1,422          803          745
Tight-sands gas production credits          (5,282)      (5,736)      (6,633)
Foreign income taxes                            48       (1,771)        (630)
Other                                         (162)         188         (404)

     Income taxes                          $18,584      ($1,019)     $10,410

Effective income tax rate                     28.8%           -         21.0%

Significant components of the Company's deferred tax liabilities and assets at December 31 were as follows:

<CAPTION)
                                                   1999              1998
                                                       (In Thousands)
Deferred tax liabilities
     Property, plant and equipment              $74,333            $64,674
     Other                                          509                205

                                                 74,842             64,879

Deferred tax assets
     Alternative minimum tax and production
       credit carry forwards                      2,468              6,535
     Reserves, compensation plans and other      12,438              6,231

                                                 14,906             12,766

Net deferred tax liabilities                    $59,936            $52,113

The Company paid $7,183,000 in 1999 and $9,029,000 in 1997 for income taxes. Cash received for income taxes amounted to $1,856,000 in 1998.

Note 6 - Litigation and Commitments

Questar E&P, as well as QMR and Questar, are named defendants in a class action lawsuit involving royalty payments in Oklahoma state court. In Bridenstine vs. Kaiser-Francis Oil Company, the plaintiffs allege fraud and contract claims and assert damages against all defendants for a 17-year period in excess of $54,000,000 plus punitive damages. The plaintiffs' primary claim alleges that a transportation fee charged against royalty payments was improper or excessive. The claims involve wells connected to an intrastate pipeline system that Questar Gas Management presently owns and operates. Kaiser-Francis and Questar E&P are the major working interest owners and operators of a majority of the wells connected to this pipeline system.

The Oklahoma Supreme Court has denied defendants' appeal from the trial court's decision to certify the Bridenstine case as a class action. Questar E&P disputes these claims. Management cannot predict the outcome of the lawsuit, which will be tried before a jury beginning August of 2000, and which may result in a material liability.

There are various other legal proceedings against QMR. While it is not currently possible to predict or determine the outcomes of these proceedings, it is the opinion of management that the outcomes will not have a materially adverse effect on the Company's results of operations, financial position or liquidity.

Questar Energy Trading has contracted for firm-transportation services with various pipelines to transport 76.2 Mdths per day of gas. The contracts extend for the next seven years and have an annual cost of approximately $3 million. Due to market conditions and competition, it is possible that Questar Energy Trading may be unable to sell enough gas to fully utilize the contracted capacity. Also, Questar Energy Trading has reserved firm-storage capacity of 1,065 MDths per day with Questar Pipeline through 2008 with an annual cost of $627,000.

The minimum future payments under the terms of long-term operating leases for the Company's primary office locations for the five years following December 31, 1999, are as follows:

                                (In Thousands)

                       2000          $1,980
                       2001           1,918
                       2002           1,371
                       2003             507
                       2004              43

Total minimum future rental payments have not been reduced for sublease rentals of $96,000, $96,000, and $24,000, which are expected to be received in the years ended December 31, 2000, 2001, and 2002, respectively.

Note 7 - Employment Benefits

Pension Plan: Substantially all of QMR's employees are covered by Questar's defined benefit pension plan, although some employees have elected other benefits instead of a pension benefit. Benefits are generally based on years of service and the employee's 72-pay period interval of highest earnings during the ten years preceding retirement. It is the Company's policy to make contributions to the plan at least sufficient to meet the minimum funding requirements of applicable laws and regulations. Plan assets consist principally of equity securities and corporate and U.S. government debt obligations. Pension cost was $887,000 in 1999, $761,000 in 1998 and $1,345,000 in
1997. Included in pension cost for 1997 is $419,000 of expense associated with an early retirement package offered to a limited number of the Company's employees.

QMR's portion of plan assets and benefit obligations is not determinable because the plan assets are not segregated or restricted to meet the Company's pension obligations. If the Company were to withdraw from the pension plan, the pension obligation for the Company's employees would be retained by the pension plan. At
December 31, 1999, Questar's fair value of plan assets exceeded the accumulated benefit obligation.

Postretirement Benefits Other Than Pensions: QMR pays a portion of health-care costs and life insurance costs for employees. The Company linked the health-care benefits to years of service and limited the Company's monthly health care contribution per individual to 170% of the 1992 contribution. Employees hired after December 31, 1996, do not qualify for postretirement medical benefits under this plan. The Company's policy is to fund amounts allowable for tax deduction under the Internal Revenue Code. Plan assets consist of equity securities, and corporate and U.S. government debt obligations. The Company is amortizing the transition obligation over a 20-year period, which began in 1992. Costs of postretirement benefits other than pensions were $1,158,000 in 1999 and $1,018,000 in 1998 and $1,083,000 in 1997.

QMR's portion of plan assets and benefit obligations related to postretirement medical and life insurance benefits is not determinable because the plan assets are not segregated or restricted to meet the Company's obligations.

Postemployment Benefits: The Company recognizes the net present value of the liability for postemployment benefits, such as long-term disability benefits and health-care and life-insurance costs, when employees become eligible for such benefits. Postemployment benefits are paid to former employees after employment has been terminated but before retirement benefits are paid. The Company accrues both current and future costs. The Company's postemployment benefit liability at December 31, 1999 was $381,000 and in 1998 was $376,000.

Employee Investment Plan: The Company participates in Questar's Employee Investment Plan (EIP), which allows eligible employees to purchase Questar common stock or other investments through payroll deduction of pretax earnings. The Company makes contributions of Questar common stock to the EIP of approximately 75%, increasing to 80% in 1999, of the employees' purchases and contributes an additional $200 of common stock in the name of each eligible employee. The Company's expense and contribution to the plan was $895,000 in 1999, $811,000 in 1998 and $747,000 in 1997.

Note 8 - Related Party Transactions

QMR receives a significant portion of its revenues from services provided to Questar Gas Company. The Company received $79,324,000 in 1999, $75,171,000 in 1998 and $72,138,000 in 1997 for operating cost-of-service gas properties, gathering gas and supplying a portion of gas for resale, among other services provided to Questar Gas. Operation of cost-of-service gas properties is described in Wexpro Settlement Agreement (Note 9). The Company also received revenues from other affiliated companies totaling $384,000 in 1999, $310,000 in 1998 and $269,000 in 1997.

Questar performs certain administrative functions for QMR. The Company was charged for its allocated portion of these services which totaled $4,469,000 in 1999, $3,970,000 in 1998 and $5,311,000 in 1997.
These costs are included in operating and maintenance expenses and are allocated based on each affiliate's proportional share of revenues; net of product costs; property, plant and equipment; and payroll. Management believes that the allocation method is reasonable.
QMR's subsidiaries contracted for transportation and storage services with Questar Pipeline and paid $3,378,000 in 1999, $3,968,000 in 1998 and $4,011,000 in 1997 for those services.

Questar InfoComm Inc is an affiliated company that provides some data processing and communication services to QMR. The Company paid
Questar InfoComm $2,276,000 in 1999, $2,273,000 in 1998 and $2,391,000
in 1997.

QMR has a 5-year lease with Questar for space in an office building located in Salt Lake City, Utah, and owned by a third party. The annual lease payment, which began October of 1997, is $863,000.

The Company received interest income from affiliated companies of $681,000 in 1999, $1,908,000 in 1998 and $2,370,000 in 1997. QMR
incurred debt expense to affiliated companies of $3,350,000 in 1999, $3,331,000 in 1998 and $2,661,000 in 1997.

Note 9 - Wexpro Settlement Agreement

Wexpro's operations are subject to the terms of the Wexpro settlement agreement. The agreement was effective August 1, 1981, and sets forth the rights of Questar Gas' utility operations to share in the results of Wexpro's operations. The agreement was approved by the PSCU and PSCW in 1981 and affirmed by the Supreme Court of Utah in 1983. Major provisions of the settlement agreement are as follows:

    a. Wexpro continues to hold and operate all oil-producing properties previously transferred from Questar Gas' nonutility accounts. The oil production from these properties is sold at market prices, with the revenues used to recover operating expenses and to give Wexpro a return on its investment. The after tax rate of return is adjusted annually and is approximately 13.7%. Any net income remaining after recovery of expenses and Wexpro's return on investment is divided between Wexpro and Questar Gas, with Wexpro retaining 46%.

    b. Wexpro conducts developmental oil drilling on productive oil properties and bears any costs of dry holes. Oil discovered from these properties is sold at market prices, with the revenues used to recover operating expenses and to give Wexpro a return on its investment in successful wells. The after tax rate of return is adjusted annually and is approximately 18.7%. Any net income remaining after recovery of expenses and Wexpro's return on investment is divided between Wexpro and Questar Gas, with Wexpro retaining 46%.

    c. Amounts received by Questar Gas from the sharing of Wexpro's oil income are used to reduce natural-gas costs to utility customers.

    d. Wexpro conducts developmental gas drilling on productive gas properties and bears any costs of dry holes. Natural gas produced from successful drilling is owned by Questar Gas. Wexpro is reimbursed for the costs of producing the gas plus a return on its investment in successful wells. The after tax rate of return allowed Wexpro is approximately 21.7%.

    e. Wexpro operates natural-gas properties owned by Questar Gas. Wexpro is reimbursed for its costs of operating these properties, including a rate of return on any investment it makes. This after tax rate of return is approximately 13.7%.

Note 10 - Discontinued Operations - Transfer of Questar Energy
          Services

QMR transferred all of its investment in Questar Energy Services, a wholly-owned subsidiary, effective January 1, 1999 to Questar
Regulated Services. Questar Energy Services is a retail energy services company with assets of $7.2 million and liabilities of $9.1 million at December 31, 1998. Questar Regulated Services is a wholly-owned subsidiary of Questar Corporation.

Note 11 - Oil and Gas Producing Activities (Unaudited)

The following information discusses QMR's oil-and-gas producing activities, which are located in the United States and Canada. Cost-of-service properties are those for which the operations and return on investment are governed by the Wexpro settlement agreement (Note 9). Production from gas properties owned or operated by Wexpro is delivered to Questar Gas at cost of service. Production from noncost-of-service properties is sold at market prices. These properties include all Questar E&P properties and Wexpro oil properties. Production from Wexpro oil properties is sold at market prices and the income is shared with Questar Gas after operating costs are recovered and a specified return on investment is earned.

Capitalized Costs:

The aggregate amounts of costs capitalized for noncost-of-service oil-and-gas producing activities and the related amounts of accumulated depreciation and amortization follow:

                                         December 31, 1999

                                 United States      Canada      Total
                                               (In Thousands)
Proved properties                  $989,207         $59,006   $1,048,213
Unproved properties                  58,248          11,529       69,777

                                  1,047,455          70,535    1,117,990
Accumulated depreciation and
  amortization                      581,176          34,515      615,691

                                   $466,279         $36,020    $ 502,299

                                           December 31, 1998

                                 United States       Canada       Total
                                                 (In Thousands)

Proved properties                  $974,768         $49,652     $1,024,420

Unproved properties                  49,724          12,763         62,487

                                  1,024,492          62,415      1,086,907

Accumulated depreciation and
   amortization                     538,480          29,163        567,643

                                   $486,012         $33,252        $519,264

                                             December 31, 1997

                                 United States       Canada          Total
                                                 (In Thousands)

Proved properties                  $805,614         $42,882        $848,496
Unproved properties                  19,200          13,390          32,590

                                    824,814          56,272         881,086

Accumulated depreciation and
 amortization                       472,773          12,643         485,416

                                   $352,041         $43,629        $395,670

Full-Cost Amortization:

Unproved properties held by Questar E&P are excluded from amortization until evaluation. A summary of costs excluded from the amortization pool at December 31, 1999, and the year in which these costs were incurred are listed below. Costs excluded from amortization include $11,529,000 associated with Canadian properties.

                                        Year Costs Incurred


                    Total       1999      1998      1997     1996 and Prior
                                        (In Thousands)
Leaseholds         $55,462    $11,728    $24,788   $5,492       $13,454
Exploration         14,315      2,447      2,956    2,276         6,636

                   $69,777    $14,175    $27,744   $7,768       $20,090

Costs Incurred:

The following costs were incurred in noncost-of-service oil-and gas-producing activities:

                           Year Ended December 31, 1999

                           United States      Canada      Total
                                       (In Thousands)
Property acquisition
     Unproved               $12,547          $   351      $12,898
     Proved                   3,746               18        3,764
Exploration                   7,467              501        7,968
Development                  53,814            3,745       57,559

                            $77,574           $4,615      $82,189

                           Year Ended December 31, 1998

                            United States      Canada      Total
                                       (In Thousands)

Property acquisition
     Unproved                $  29,367       $   145    $  29,512
     Proved                    126,723         3,144      129,867
Exploration                     10,055         1,222       11,277
Development                     45,497         5,363       50,860

                              $211,642        $9,874      221,516

                           Year Ended December 31, 1997

                           United States       Canada      Total
                                        (In Thousands)

Property acquisition
     Unproved                $4,057             $203      $4,260
     Proved                   2,155                        2,155
Exploration                   9,975            1,198      11,173
Development                  45,067            4,437      49,504

                            $61,254           $5,838     $67,092

Results of Operations:

Following are the results of operations of noncost-of-service oil- and gas-producing activities before corporate overhead and interest expenses. The Company recorded write-downs of oil and gas properties in 1998 and 1997.

                            Year Ended December 31, 1999

                            United States      Canada      Total
                                         (In Thousands)
Revenues
     From unaffiliated
       customers               $59,682        $12,316      $71,998
     From affiliates            97,618                      97,618

          Total revenues       157,300         12,31       169,616

Production expenses             46,671         3,681        50,352
Oil-income sharing under
 Wexpro settlement agreement     2,292                       2,292
Depreciation and amortization   58,477         3,512        61,989

          Total expenses       107,440         7,193       114,633

   Revenues less expenses       49,860         5,123        54,983

Income taxes - Note A           13,294         2,567        15,861

Results of operations before
 corporate overhead and
 interest expenses             $36,566      $  2,556       $39,122

                            Year Ended December 31, 1998

                             United States    Canada         Total
                                           (In Thousands)

Revenues
     From unaffiliated
      customers                $60,092        $10,384       $70,476
     From affiliates            69,561                       69,561

          Total revenues       129,653         10,384       140,037

Production expenses             42,739          3,004        45,743
Oil-income sharing under
 Wexpro settlement agreement     1,053                        1,053
Depreciation and amortization   50,628          5,275        55,903
Write-down of oil and gas
 properties                     19,000         12,000        31,000

     Total expenses            113,420         20,279       133,699

     Revenues less expenses     16,233         (9,895)        6,338

Income taxes - Note A              634         (3,950)       (3,316)

Results of operations before
 corporate overhead and
 interest expenses             $15,599        ($5,945)       $9,654

                                Year Ended December 31, 1997

                            United States      Canada        Total
                                          (In Thousands)

Revenues
     From unaffiliated
      customers                $60,650          $8,694      $69,344
     From affiliates            76,858                       76,858

          Total revenues       137,508           8,694      146,202

Production expenses             41,981           2,424       44,405
Oil-income sharing under
 Wexpro settlement agreement     2,347                        2,347
Depreciation and amortization   46,372           5,374       51,746
Write-down of oil and gas
 properties                                      6,000        6,000

          Total expenses        90,700          13,798       104,498

          Revenues less
           expenses             46,808          (5,104)       41,704

Income taxes - Note A           10,500          (3,079)        7,421

Results of operations before
 corporate overhead and
 interest expenses             $36,308         ($2,025)      $34,283

Note A - Income tax expense has been reduced by gas production tax credits of $5,282,000 in 1999, $5,736,000 in 1998, and $6,633,000 in
1997.

Estimated Quantities of Proved Oil and Gas Reserves for
Noncost-of-Service Properties:

The majority of the reserve estimates located in the United States were made by Ryder Scott Company, H. J. Gruy and Associates, Inc., Netherland, Sewell & Associates, and Malkewicz Hueni Associates, Incorporated, independent reservoir engineers, and the remainder by the Company's reservoir engineers. Estimated Canadian reserves were prepared by Gilbert Laustsen Jung Associates Ltd. Reserve estimates are based on a complex and highly interpretive process that is subject to continuous revision as additional production and development-drilling information becomes available. The quantities reported below are based on existing economic and operating conditions using current prices and operating costs. All oil and gas reserves reported were located in the United States and Canada. The Company does not have any long-term supply contracts with foreign governments or reserves of equity investees.

                                    Natural Gas                        Oil

                                 United States  Canada  Total  United States  Canada  Total
                                               (MMcf)                        (MBbls)
Proved Reserves

Balance at January 1, 1997           359,572   24,475   384,047    18,657     2,127   20,784
     Revisions of estimates           11,409   (4,635)    6,774    (1,847)     (316)  (2,163)
     Extensions and discoveries       24,353    4,366    28,719     1,060       898    1,958
     Purchase of reserves in place     8,166              8,166       351                351
     Sale of reserves in place        (1,292)            (1,292)     (450)       (3)    (453)
     Production                      (44,370)  (3,072)  (47,442)   (2,667)     (271)  (2,938)

Balance at December 31, 1997         357,838   21,134   378,972    15,104     2,435   17,539
     Revisions of estimates              334   (3,568)   (3,234)   (3,199)      238   (2,961)
     Extensions and discoveries       28,688    1,984    30,672       730       261      991
     Purchase of reserves in
      place                          129,207    5,110   134,317     3,720        71    3,791
     Sale of reserves in place          (440)              (440)      (76)               (76)
     Production                      (48,584)  (2,725)  (51,309)   (2,490)     (404)  (2,894)

Balance at December 31, 1998         467,043   21,935   488,978    13,789     2,601   16,390
     Revisions of estimates            4,041     (106)    3,935     4,746       372    5,118
     Extensions and discoveries       77,740    1,720    79,460     1,007       257    1,264
     Purchase of reserves in
      place                           17,020             17,020       130                130
     Sale of reserves in place       (11,984)           (11,984)   (3,665)            (3,665)
     Production                      (59,839)  (2,873)  (62,712)   (2,431)     (435)  (2,866)

Balance at December 31, 1999         494,021   20,676   514,697    13,576     2,795   16,371

Proved Developed Reserves
     Balance at January 1, 1997      299,219   14,683   313,902    16,686     1,880   18,566
     Balance at December 31, 1997    300,859   16,670   317,529    13,209     1,851   15,060
     Balance at December 31, 1998    412,181   17,835   430,016    12,583     2,281   14,864
     Balance at December 31, 1999    412,252   17,076   429,328    12,410     2,565   14,975

Standardized Measure of Future Net Cash Flows Relating to Proved
Reserves for Noncost-of-Service Activities:

Future net cash flows were calculated at December 31 using year-end prices and known contract-price changes. Year-end production, development costs and income tax rates were used to compute the future net cash flows. All cash flows were discounted at 10% to reflect the time value of cash flows, without regard to the risk of specific properties.

The assumptions used to derive the standardized measure of future net cash flows are those required by accounting standards and do not necessarily reflect the Company's expectations. The usefulness of the standardized measure of future net cash flows is impaired because of the reliance on reserve estimates and production schedules that are inherently imprecise, and because the costs of oil-income sharing under the Wexpro settlement agreement were not included.

                                      Year Ended December 31, 1999

                                   United States     Canada      Total
                                              (In Thousands)
Future cash inflows                 $1,384,688      $107,227   $1,491,915
Future production and development
  costs                               (472,937)      (31,426)    (504,363)
Future income tax expenses            (196,395)      (10,773)    (207,168)

Future net cash flows                  715,356      (293,670)      65,028

10% annual discount for estimated
 timing of net cash flows              (23,365)      780,384     (317,035)

Standardized measure of
 discounted future net cash flows     $421,686       $41,663     $463,349

                                      Year Ended December 31, 1998

                                   United States      Canada       Total
                                                  (In Thousands)

Future cash inflows                  $1,012,259       $66,873    $1,079,132
Future production and
  development costs                    (374,046)      (22,784)     (396,830)
Future income tax expenses              (81,076)                    (81,076)

Future net cash flows                   557,137        44,089       601,226
10% annual discount for estimated
 timing of net cash flows              (220,117)      (14,809)     (234,926)

Standardized measure of discounted
 future net cash flows                  $337,020      $29,280      $366,300

                                        Year Ended December 31, 1997

                                    United States      Canada       Total
                                                   (In Thousands)

Future cash inflows                   $937,059         $68,550    $1,005,609
Future production and development
 costs                                (349,624)        (25,066)     (374,690)
Future income tax expenses             (99,107)                      (99,107)

Future net cash flows                  488,328          43,484       531,812
10% annual discount for estimated
 timing of net cash flows             (198,070)        (14,885)     (212,955)

Standardized measure of discounted
 future net cash flows                $290,258         $28,599      $318,587

The principal sources of change in the standardized measure of discounted future net cash flows were:

                                             Year Ended December 31

                                          1999        1998         1997
                                                  (In Thousands)
Beginning balance                       $366,300     $318,857     $416,282
     Sales of oil and gas produced,
      net of production costs           (119,264)     (94,294)    (101,797)
     Net changes in prices and
      production costs                   177,481      (61,660)    (138,678)
     Extensions and discoveries,
      less related costs                  81,833       25,787       31,535
     Revisions of quantity estimates      32,871      (14,805)      (4,979)
     Purchase of reserves in place         3,764      129,867        2,155
     Sale of reserves in place           (33,043)        (540)      (3,606)
     Accretion of discount                36,630       31,886       41,629
     Net change in income taxes          (68,523)      15,727       73,804
     Change in production rate           (12,363)       7,314        5,025
     Other                                (2,337)       8,161       (2,513)

     Net change                           97,049       47,443      (97,425)

Ending balance                          $463,349     $366,300     $318,857

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

        Not Applicable

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

    (a) Reference is made to the Index to Consolidated Financial
        Statements and Supplementary Data appearing at Item 13.
        Financial Statements and Supplementary Data of this Form.

    (b) The following is an Index of Exhibits required by Item 601 of Regulation S-K filed with the Securities and Exchange
        Commission as part of this Form:

        Exhibit
        Number                    Description

         3.1. Articles of Incorporation dated April 27, 1988 for Utah Entrada Industries, Inc.

         3.2.  Articles of Merger, dated May 20, 1988, of Entrada
               Industries, Inc., a Delaware corporation and Utah
               Entrada Industries, Inc, a Utah corporation.

         3.3. Articles of Amendment dated August 31, 1998, changing the name of Entrada Industries, Inc. to Questar Market Resources, Inc.

         3.4.  Bylaws (as amended effective February 8, 2000.)

         4.1. U.S. Credit Agreement, dated April 19, 1999, by and among Questar Market Resources, Inc., as U.S. borrower, NationsBank, N.A., as U.S. agent, and certain financial institutions, as lenders, with the First Amendment dated May 17, 1999, the Second Amendment dated July 30, 1999, and the Third Amendment dated November 30, 1999.

         4.2. Long-term debt instruments with principal amounts not exceeding 10% of QMR's total consolidated assets are not filed as exhibits to this Report. QMR will furnish a copy of those agreements to the SEC upon its request.

        10.1.* Stipulation and Agreement, dated October 14, 1981, executed by Mountain Fuel Supply Company [Questar Gas Company]; Wexpro Company; the Utah Department of Business Regulations, Division of Public Utilities; the Utah Committee of Consumer Services; and the staff of the Public Service Commission of Wyoming. (Exhibit No. 10(a) to Questar Gas Company's Form 10-K Annual Report for 1981.)

        10.2.1 Questar Market Resources, Inc. Annual Management
               Incentive Plan, as amended and restated effective May
               18, 1999.

        10.3.*1Questar Corporation Executive Incentive Retirement
               Plan, as amended and restated effective May 19, 1998. (Exhibit No. 10.2. to Form 10-Q Report for Quarter Ended June 30, 1998, filed by Questar Corporation.)

        10.4.*1Questar Corporation Long-Term Stock Incentive Plan, as amended and restated effective February 8, 2000.
               (Exhibit No. 10.4. to Form 10-K Report for 1999 filed by Questar Corporation.)

        10.5.*1Questar Corporation Executive Severance Compensation
               Plan, as amended and restated effective May 19, 1998. (Exhibit No. 10.3. to Form 10-Q Report for Quarter Ended June 30, 1998, filed by Questar Corporation.)

        10.6.1 Questar Market Resources, Inc. Deferred Compensation Plan for Directors, as amended and restated effective May 19, 1998.

        10.7.*1Questar Corporation Supplemental Executive Retirement
               Plan, as amended and restated effective June 1, 1998. (Exhibit No. 10.6. to Form 10-Q Report for Quarter Ended June 30, 1998, filed by Questar Corporation.)

        10.8.*1Questar Corporation Stock Option Plan for Directors, as amended and restated effective October 29, 1998.
               (Exhibit No. 10.10. to Form 10-Q Report for Quarter Ended September 30, 1998, filed by Questar Corporation.)

        10.9.*1Form of Individual Indemnification Agreement dated
               February 9, 1993 between Questar Corporation and directors, including directors of Questar Market
               Resources, Inc. (Exhibit No. 10.11. to Form 10-K Annual Report for 1992 filed by Questar Corporation.)

        10.10.*1Questar Corporation Deferred Share Plan, as amended and restated effective May 19, 1998. (Exhibit No. 10.7. to Form 10-Q Report for Quarter Ended June 30, 1998, filed by Questar Corporation.)

        10.11.*1Questar Corporation Deferred Compensation Plan, as amended and restated effective May 19, 1998. (Exhibit No. 10.10. to Form 10-Q Report for Quarter Ended June 30, 1998, filed by Questar Corporation.)

        10.12.*1Questar Corporation Directors' Stock Plan as approved
               May 21, 1996. (Exhibit No. 10.15. to Form 10-Q Report for Quarter ended June 30, 1996, filed by Questar
               Corporation.)

        10.13.*1Questar Corporation Deferred Share Make-Up Plan.
               (Exhibit No. 10.8. to Form 10-Q Report for Quarter Ended June 30, 1998, filed by Questar Corporation.)

        10.14.*1Questar Corporation Special Situation Retirement Plan.
               (Exhibit No. 10.10. to Form 10-Q Report for Quarter Ended June 30, 1998, filed by Questar Corporation.)

        12.    Ratio of Earnings to Fixed Charges.

        27.    Financial Data Schedule.
________________________

        * Exhibits so marked have been filed with the Securities and Exchange Commission as part of the indicated filing and are incorporated herein by reference.

        1 Exhibit so marked is management contract or compensation plan or arrangement.


                                SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              QUESTAR MARKET RESOURCES, INC.




                              BY:  /s/G. L. Nordloh
                                    G. L. Nordloh
                                    PRESIDENT AND CEO

Date: April 12, 2000


                         EXHIBIT INDEX

Exhibit
Number    Exhibit

  3.1.    Articles of Incorporation dated April 27, 1988 for Utah
          Entrada Industries, Inc.

  3.2.    Articles of Merger, dated May 20, 1988, of Entrada
          Industries, Inc., a Delaware corporation and Utah Entrada Industries, Inc, a Utah corporation.

  3.3. Articles of Amendment dated August 31, 1998, changing the name of Entrada Industries, Inc. to Questar Market
          Resources, Inc.

  3.4.    Bylaws (as amended effective February 8, 2000.)

  4.1. U.S. Credit Agreement, dated April 19, 1999, by and among Questar Market Resources, Inc., as U.S. borrower, NationsBank, N.A., as U.S. agent, and certain financial institutions, as lenders, with the First Amendment dated May 17, 1999, the Second Amendment dated July 30, 1999, and the Third Amendment dated November 30, 1999.

  4.2. Long-term debt instruments with principal amounts not exceeding 10% of QMR's total consolidated assets are not filed as exhibits to this Report. QMR will furnish a copy of those agreements to the SEC upon its request.

 10.1.* Stipulation and Agreement, dated October 14, 1981, executed by Mountain Fuel Supply Company [Questar Gas Company]; Wexpro Company; the Utah Department of Business Regulations, Division of Public Utilities; the Utah Committee of Consumer Services; and the staff of the Public Service Commission of Wyoming. (Exhibit No. 10(a) to Questar Gas Company's Form 10-K Annual Report for 1981.)

 10.2.1 Questar Market Resources, Inc. Annual Management Incentive Plan, as amended and restated effective May 18, 1999.

 10.3.*1 Questar Corporation Executive Incentive Retirement Plan, as amended and restated effective May 19, 1998. (Exhibit No.
          10.2. to Form 10-Q Report for Quarter Ended June 30, 1998, filed by Questar Corporation.)

 10.4.*1 Questar Corporation Long-Term Stock Incentive Plan, as amended and restated effective February 8, 2000. (Exhibit No. 10.4. to Form 10-K Report for 1999 filed by Questar
          Corporation.)

 10.5.*1 Questar Corporation Executive Severance Compensation Plan, as amended and restated effective May 19, 1998. (Exhibit No. 10.3. to Form 10-Q Report for Quarter Ended June 30, 1998, filed by Questar Corporation.)
 10.6.1 Questar Market Resources, Inc. Deferred Compensation Plan for Directors, as amended and restated effective May 19, 1998.

 10.7.*1 Questar Corporation Supplemental Executive Retirement Plan, as amended and restated effective June 1, 1998. (Exhibit No. 10.6. to Form 10-Q Report for Quarter Ended June 30, 1998, filed by Questar Corporation.)

 10.8.*1 Questar Corporation Stock Option Plan for Directors, as amended and restated effective October 29, 1998. (Exhibit No. 10.10. to Form 10-Q Report for Quarter Ended September 30, 1998, filed by Questar Corporation.)

 10.9.*1 Form of Individual Indemnification Agreement dated February 9, 1993 between Questar Corporation and directors, including directors of Questar Market Resources, Inc. (Exhibit No.
          10.11. to Form 10-K Annual Report for 1992 filed by Questar Corporation.)

 10.10.*1 Questar Corporation Deferred Share Plan, as amended and restated effective May 19, 1998. (Exhibit No. 10.7. to Form 10-Q Report for Quarter Ended June 30, 1998, filed by
          Questar Corporation.)

 10.11.*1 Questar Corporation Deferred Compensation Plan, as amended and restated effective May 19, 1998. (Exhibit No. 10.10. to Form 10-Q Report for Quarter Ended June 30, 1998, filed by Questar Corporation.)

 10.12.*1 Questar Corporation Directors' Stock Plan as approved May
          21, 1996.  (Exhibit No. 10.15. to Form 10-Q Report for
          Quarter ended June 30, 1996, filed by Questar Corporation.)

 10.13.*1 Questar Corporation Deferred Share Make-Up Plan.  (Exhibit
          No. 10.8. to Form 10-Q Report for Quarter Ended June 30, 1998, filed by Questar Corporation.)

 10.14.*1 Questar Corporation Special Situation Retirement Plan.
          (Exhibit No. 10.10. to Form 10-Q Report for Quarter Ended June 30, 1998, filed by Questar Corporation.)

 12.      Ratio of Earnings to Fixed Charges.

 27.      Financial Data Schedule.
________________________

     * Exhibits so marked have been filed with the Securities and Exchange Commission as part of the indicated filing and are incorporated herein by reference.

     1 Exhibit so marked is management contract or compensation plan or arrangement.